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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2002

APR 24 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ________________ to ________________

Commission File No. 000-30901

SUPPORTSOFT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**94-3282005**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
575 Broadway, Redwood City, CA	**94063**
(Address of Registrant's Principal Executive Offices)	(Zip Code)

Registrant's telephone number including area code: (650) 556-9440

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.0001 par value
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $.0001 par value, held by non-affiliates of the registrant was approximately $31,167,458 based upon the closing price as of June 28, 2002. Shares of common stock held by each executive officer, director, and stockholders known by the registrant to own 5% or more of the outstanding stock based on Schedule 13G filings, have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 15, 2003, there were 33,826,053 shares of registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive proxy statement (the "Proxy Statement") to be mailed to stockholders in connection with its 2003 annual meeting of stockholders scheduled to be held on May 27, 2003 are incorporated by reference into Part III of this report. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

SUPPORTSOFT, INC.

FORM 10-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

		Page
PART I		1
ITEM 1.	Business	1
ITEM 2.	Properties	15
ITEM 3.	Legal Proceedings	15
ITEM 4.	Submission of Matters to a Vote of Security Holders	15
	Executive Officers of the Registrant	16
PART II		18
ITEM 5.	Market for the Registrant's Common Stock and Related Stockholder Matters	18
ITEM 6.	Selected Consolidated Financial Data	19
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
ITEM 7A.	Qualitative and Quantitative Disclosures About Market Risk	34
ITEM 8.	Consolidated Financial Statements and Supplementary Data	36
ITEM 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosures	55
PART III		56
ITEM 10.	Directors and Executive Officers of the Registrant	56
ITEM 11.	Executive Compensation	56
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	56
ITEM 13.	Certain Relationships and Related Transactions	57
ITEM 14.	Controls and Procedures	57
PART IV		58
ITEM 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	58
Signatures		59
Certifications		60
Exhibit Index		62

The statements contained in this Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These are statements that relate to future periods and include statements relating to anticipated features and benefits of our products and services; statements by independent research firms relating to industry statistics and projections and the potential effect of not deploying service and support automation solutions; statements relating to our mission and strategy and components of our strategy, including our intentions to expand our market reach, to continue to develop or potentially acquire advanced support and service technologies, to expand our presence in corporate enterprises, to create new sales entry points, to increase our share of the broadband service provider market, to focus certain marketing efforts on some of our new component products, to foster an environment to obtain customer feedback, to expand our sales and distribution reach and to continue to increase customer return on investment; our expectations as to benefits we may derive from our strategic alliances and distribution relationships, expected results, cash flows, expenses including those related to sales and marketing, research and development and general and administrative; expected revenue and sources of revenue and make-up of revenue; expected impact, if any, of legal proceedings; the adequacy of liquidity and capital resources; growth in business and operations; and the effect of recent accounting pronouncements. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, our dependence on a small number of relatively large orders, our ability to attract and retain customers for existing and new services and to achieve adoption and acceptance of our products and services, the ability of our products to achieve market penetration, the ability to use or integrate third-party technologies and to expand infrastructure to meet the demand for our services, our ability to expand internationally, our ability to control expenses, the success of our strategic relationships, the continued acceptance of term license agreements, lack of renewals or payments for license agreements, the impact of international conflict and continued economic downturns in either domestic or foreign markets and the resulting changes in the amount of technology spending by customers and prospects, the rapid pace of technological change and the strength of competitive offerings. Additional factors, which could cause actual results to differ materially, include those set forth in the following discussion, and, in particular, the risks discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Affecting our Business and Operating Results." These forward-looking statements speak only as of the date hereof. Unless required by law, we undertake no obligation to update publicly any forward-looking statements.

PART I

ITEM 1. BUSINESS.

Overview

We are a leading provider of service and support automation software. Our enterprise-class software solutions are designed to help corporations automate, manage and personalize the service and support they provide to their employees, customers and partners. Our software helps streamline the service and support process by solving and managing problems associated with the use of various types of computing endpoints and related technologies such as personal computers, network servers, operating systems, software applications, handheld devices, and wired or wireless networks. Our software helps reduce manual steps in the service and support process. We believe that as a result, our software helps corporations resolve problems faster and more cost efficiently while improving user satisfaction associated with the use of operating systems, networks, software applications, business processes and other technologies.

Our products offer corporations an alternative to the conventional, labor intensive and costly way of resolving service and support problems through interactions using phone support or employee desk-side visits by information technology professionals within corporations, or household visits by service provider technical professionals. Our products are designed to avoid or resolve problems automatically through mass healing and system self-healing. If a problem should occur, our products offer users a self-service approach and enable support analysts to provide intelligent assisted support—all delivered through the Internet.

Corporations utilize our software in different ways to help preempt, respond to and manage support problems within their company, or customer and partner networks. Enterprise information technology departments use our software to proactively address technical problems before they occur, to respond more effectively to their employees when problems do occur, and to help the ongoing management of their technical resources. Similarly, broadband service providers utilize our software throughout their customer network to help acquire subscribers through automated installation, retain subscriber loyalty via ongoing support and grow their business relationship with subscribers over time through automated provisioning of added value services such as home networking. Lastly, hardware and software manufacturers and information technology outsourcers use our software to support and manage their respective products and services used by their customers.

Customers using our products and services include corporate enterprises such as Bank of America, Cisco Systems, General Electric and Procter & Gamble; broadband service providers such as Charter Communications, Comcast Online Communications, Cox Communications and SBC Communications; personal computer manufacturers such as IBM and Sony; and support outsourcers such as CSC (Computer Sciences Corporation), IBM Global Services and Perot Systems.

As the diversity of technology increases, the number and types of applications proliferate, and the reliance on technology of all kinds intensifies, we believe that service and support automation software will play an increasingly essential role in helping enterprises function and compete effectively. Our mission is to deliver the premier software platform for the resolution of service and support problems experienced by corporations—their employees, customers, subscribers or partners at home, at work or anywhere they require the use of technology ranging across systems and networks—wired or wireless, personal computers, servers, devices, software applications, business processes and other technologies.

Industry Background and Customer Markets

We believe that as technology continues to advance into all aspects of professional and personal life, service and support problems will increase proportionately to the growth in endpoints of various types from today's personal computers, Internet-enabled cellular phones and home networks to tomorrow's newest computing invention. Historical approaches to managing and resolving service and support issues are difficult to scale in meeting the growing enterprise and consumer requirements of the future. We believe that service and support automation software will be necessary to keep up with the escalating number of service and support problems.

We believe service and support automation can help drive significant cost efficiencies in addressing both enterprise and household needs. For enterprises seeking to lower employee, customer or partner support costs, boost productivity and gain business advantage, support automation software can help them to respond more efficiently to technical problems, preempt problems before they occur and better manage the computing endpoints within their company and across their information technology network. For broadband service providers seeking to help their customers with their computer needs within the household, service automation software can efficiently speed broadband installation when a high speed data customer is acquired, help retaining customers through personalized self-service throughout the subscriber's lifecycle, and grow customer value through easing the installation of new services such as home networking. Whether the service and support need is inside the business or outside with its customers, we believe that service and support automation software can provide a significant competitive advantage to companies during a time of tight technology spending and management pressure to demonstrate immediate return on technology investments.

We market and sell our support automation software primarily to corporate enterprises, broadband service providers, support outsourcers, computing device manufacturers and businesses that seek to extend their support or service solutions to their supplier and partner networks. A primary audience for our software is corporate information technology departments that are seeking to improve the productivity of their company's employees and reduce operational expenses associated with providing technical support, including better management, creation and access to knowledge content critical to resolving service and support problems. Companies license our Resolution Suite to provide a global, scalable support solution with the ability to provide support for a full spectrum of simple to complex technical issues to employees, even if working remotely. Our Mobile Device Management Suite allows companies to manage and support endpoint mobile devices such as personal digital assistants used by employees. Organizations also use our Knowledge Center Suite software to automate the process of building, accessing and managing company knowledge content essential to employee self-service and information technology analyst success in resolving problems associated with the use of technology. A representative sample of our corporate enterprise customers include: ADP Dealer Services, Bank of America, Belgacom, BT (British Telecom), Cisco Systems, Clorox, CompuCom, CSC (Computer Sciences Corporation), General Electric, JCPenney, Nokia, Procter & Gamble, Schlumberger Omnes and Siebel Systems.

Corporations may extend their support capabilities outside their enterprise because suppliers, partners, and customers can also benefit from a company's more efficient support processes. Our Satisfaction Suite software is designed to help enterprises service their customers over the Internet for questions related to basic technical support issues or simple non-technical "how to" or "how do" questions, such as "How do I determine the status of my insurance claim?" Our Satisfaction Suite software is used by Health Care Service Corporation of America, an insurance provider.

Some corporate enterprises prefer to outsource their support or service departments. Support outsourcers license our products to provide a full range of support to another enterprise's employees or customers. Examples of support outsourcers utilizing our software include: CompuCom, CSC (Computer Sciences Corporation), IBM Global Services and Perot Systems.

Broadband service providers such as cable companies and telecommunications firms address technical issues facing consumers and business customers who are seeking high speed Internet connectivity. These issues start from the time the subscriber makes the decision to purchase and install a broadband connection for their household or business and continue through the subscriber's ongoing use of the Internet connection including issues such as accessing email, clearing a browser cache, or configuring interconnected devices in the subscriber's home network. SupportSoft's SmartAccess product can help broadband service providers automatically install the software on a subscriber's system; our Service Automation Suite can facilitate customer service throughout the subscriber's lifecycle; and our HomeNet product can ease the installation of a home network. Customers that have licensed our software for broadband service automation include: Charter Communications, Comcast Cable Communications, Cox Communications, Globo Cabo, Road Runner, a division of AOL/Time Warner, and SBC Communications.

Computing device manufacturers have traditionally answered a customer's questions with a telephone call. Service and support automation software allows them to move users from telephone support to Web-based support, and can reduce costs associated with providing customer service. In addition to supporting personal computers, our Resolution Suite, Mobile Device Management Suite, Knowledge Center Suite and selected component product offerings can help automate support for hand-held devices running the RIM Blackberry, Microsoft PocketPC, or Palm OS platforms. The following personal computer manufacturers are our customers: IBM, Samsung Electronics and Sony Electronics.

Strategy

Our mission is to deliver the premier software platform for the resolution and management of service and support problems, especially those associated with computing endpoints, experienced by corporations—their employees, customers, subscribers or partners at home, at work or anywhere they require the use of technology ranging across systems and networks - wired or wireless, personal computers, servers, devices, software applications, business processes and other technologies. For enterprises, this means the ability to respond to, preempt and manage the myriad of technical support problems encountered daily by their employees and partners. For broadband service providers, it means being able to acquire customers more efficiently, retain them over time and grow their value through streamlining the installation of added-value services. Key components of our strategy include:

Continue to Develop Advanced Support and Service Technologies. Our product offerings contain technologies that have been awarded with six patents with three additional patents pending. Our products are designed to optimize endpoint management in resolving difficult service and support problems, primarily those revolving around technical issues. Examples of endpoints today benefiting from automated service and support management include personal computers, handheld devices and servers. As Internet access expands through increasing adoption of new technologies, we believe that new endpoint products will require service and support. We intend to continue investing substantial resources in developing and potentially acquiring innovative technologies that enhance the personalization, automation and overall effectiveness of our product offerings to meet this anticipated expansion in endpoints, focusing on those critical features used by our customers no matter what computing endpoint they choose to use. We also plan to continue developing or potentially acquiring component products which address customer needs to be marketed at lower price points while maintaining an upgrade path for the customer to purchase an entire product suite. In all cases, our goal is to understand the customers' service and support problems and provide the underlying technology that manages and resolves them. We intend to continue to foster an environment to obtain feedback from our customers, including ongoing meetings of our Customer Advisory Council, on which selected customers from our Global 2000 customer base serve to provide us with valuable feedback that we can integrate into future generations of our products.

Expand our Presence in Corporate Enterprises. We intend to deepen our presence within corporate enterprises based on our experience in understanding the support solution needs of corporate environments. We plan to focus certain marketing efforts on some of our new component products which address asset management, remote diagnostics, software patches and updates, service request management and knowledge management.

Create New Sales Entry Points. In evolving our product offering, we believe we can create new opportunities to cross-sell our products. For example, a current enterprise customer using our Resolution Suite software to provide internal employee support is a candidate customer for our Knowledge Center product. Similarly, a broadband service provider customer using the Service Automation Suite software on behalf of its subscribers is a candidate to purchase our Resolution Suite software to support its employees. Finally, our Mobile Device Management Suite can provide benefits to corporate customers that are seeking to increase the productivity of their mobile workforce or telecommunications customers. Offering multiple service and support applications provides more opportunity to sell to internal information technology departments as well as to a company's line of business managers.

Increase our Share of the Broadband Service Provider Market. We currently count six of the seven largest broadband service providers in the United States as customers which have selected our service automation solution. We intend to increase our market share in support of high-speed connectivity both in the United States and abroad. We believe that the international marketplace is virtually untapped for automated service software in the broadband service provider market. We also plan to market our new Broadband service provider products, SmartAccess and HomeNet, to existing and potential customers.

Extend our Sales and Distribution Reach. We plan to continue developing both our direct sales force and our relationships with indirect sales channels. We believe that our indirect sales channel will add cost efficiencies, extend our reach into current and new market segments, and complement our direct sales efforts. We believe that a combination of direct and indirect sales channels is the best method for growing our customer base.

Continue to Increase Customer Return on Investment. We believe automated problem resolution starts with effective technology, however, people and process are critical to ensuring that the technology is deployed correctly and that the customer realizes its full benefits. Our Global Services organization works closely with our customers to develop an in-depth understanding of their businesses, and to help the customers effectively deploy our support solution to increase their return on investment using our best practices methodology. We plan to continue working with our customers as they use support and service automation to encourage users to adopt these new methods of support over the traditional in-person interactions.

Products

We have five comprehensive software application suites to address the unique needs of different market requirements. These suites include the Resolution Suite, the Service Automation Suite, Knowledge Center Suite, the Satisfaction Suite, and the Mobile Device Management Suite.

The Resolution Suite

The Resolution Suite is our principal product offering for corporate enterprises interested in providing support automation to their employees. The Resolution Suite consists of four key products that provide a modular approach to building comprehensive support solutions.

User Center

The User Center provides users with self-healing and automated self-service capabilities to resolve problems and questions that normally require a call to the contact center or help desk. The User Center acts as the user's personalized, context-sensitive support assistant, identifying and automatically solving problems before they cause users to experience problems. The User Center provides a single source of information for addressing software and system malfunctions and responding to users' queries.

Support Center

The Support Center provides a centralized support infrastructure and software components for analysts to provide remote assisted service, enterprise-wide problem resolution and management and administration of the overall support environment. This product provides support analysts with the ability to deliver context-sensitive diagnosis and resolution of user problems. The Support Center builds on the User Center's support capabilities in an effort to rapidly resolve support requests that are escalated to the call center or help desk. The Support Center provides support for a comprehensive range of call types, including solving problems, answering questions and resolving requests for system modifications.

The Support Center enables support analysts to provide enhanced assisted service with a set of tools for diagnosing and resolving problems from remote locations. By integrating the User Center's knowledge and user history with remote assisted service, the Support Center provides support analysts with appropriate information that they would normally need to gather manually. The Support Center allows support analysts to identify the fundamental causes of problems and enable users and support staff to systematically and rapidly resolve them without desktop visits or lengthy interactions between the user and the analyst.

The enterprise healing capabilities of the Support Center are designed to enable the support organization to solve problems for a large number of users across the organization before user productivity becomes impaired. We term this "mass healing." Mass healing allows the information technology organization to identify problems, such as a virus outbreak, that could affect large numbers of users and repair them before users suffer downtime.

The administration and management capabilities of the Support Center provide centralized user management, usage and status reporting, storage maintenance, security administration and instructions for the

User Center. The Support Center manages characteristics and privileges for users and support analysts and reports on support activities. For instance, periodic maintenance can be performed from the Support Center to manage security parameters and storage requirements.

Problem Resolution Platform

The Problem Resolution Platform is the centerpiece of the Resolution Suite. The Problem Resolution Platform provides a portal that works with the Internet-enabled Support Center and User Center to provide support organizations with the components and infrastructure they need to build interactive, full-service, context-sensitive and personalized online support. Through our SmartIssue technology, information about the user, the user's computing environment and the user's question or problem is provided to the Problem Resolution Platform. The portal then analyzes this information for resolution by either self-service or optimized self-service. With the use of SupportSoft's call-tracking system Activators, the Problem Resolution Platform can also feed the information into call-tracking systems in order to populate trouble tickets or into knowledge bases to automatically enable better solution matching and problem resolution. The Problem Resolution Platform also provides mechanisms to protect the user's privacy and security. Lastly, the Problem Resolution Platform acts as a repository in recording the history of all support transactions and information and helps create Scorecard reports, which provide real-time insight into day-to-day operations.

Foundry

The Foundry is a development environment for authoring automated solutions and managing support content that can be utilized by the User Center, Support Center and Problem Resolution Platform. The Foundry's authoring capabilities are designed to enable support organizations to create automated solutions, or SupportActions, that support user applications and operating system components, automate common support activities and schedule jobs to manage user systems. SupportActions can be created for a complete range of support requests.

The Service Automation Suite

The Service Automation Suite has been designed specifically to address the unique needs of broadband service providers, whether the broadband delivery is via digital subscriber line (DSL) or high-speed cable. The Service Automation Suite has been developed using SupportSoft's core support automation infrastructure. It is a fully integrated, comprehensive solution that automates all aspects of subscriber assistance, from connection through the ongoing support during the customer lifecycle.

The Service Automation Suite consists of four modules that can be used to build a comprehensive, scalable and dynamic support infrastructure for broadband subscriber service and support. The Problem Resolution Platform, Subscriber Agent, Support Center and Knowledge Center are the building blocks of a customizable solution that can meet a service provider's specific needs.

Problem Resolution Platform

The Problem Resolution Platform is the single point of integration for subscriber support in the form of a web portal, where subscribers can connect with the right tools, information resources and people that best address their personal support needs. The Problem Resolution Platform can automatically capture the data most relevant to the subscriber's problem to help speed resolution.

Subscriber Agent

The Subscriber Agent is a desktop application that makes self-service a more personalized experience by automatically gathering permission-based information about the subscriber's computing environment. The

Subscriber Agent can eliminate the majority of common complaints, such as "Email isn't working," or "Web pages are slow," by enabling subscribers to understand and manage their own connection.

Support Center

The Support Center gives support analysts a comprehensive suite of tools and capabilities for providing online assisted support to subscribers. It helps them collaborate and communicate with each other and subscribers so that problems can be solved faster, and analysts can work more productively. In addition, the Support Center can increase productivity of the subscribers and support professionals with proactive, remote resolution with mass-healing and self-healing technologies that intelligently prevent problems from occurring.

Foundry

The Foundry is a development environment for authoring automated solutions and managing support content that can be utilized by the Problem Resolution Platform, Subscriber Agent and Support Center. The Foundry's authoring capabilities enable support organizations to create automated solutions, or SupportActions, that support user applications and operating system components, automate common support activities and schedule jobs to manage user systems. SupportActions can be created for a complete range of support requests.

The Satisfaction Suite

The Satisfaction Suite enables companies to provide service to its customers over the Internet, related to basic support issues or simple "how to" or "how do" questions. The Satisfaction Suite offers customers the ability to help themselves and, if the customer's question is still not resolved via self-service, it provides the ability for the customer to automatically escalate to a customer service representative. In doing so, the Satisfaction Suite rewards the customer for their self-service efforts by arming the customer service representative with the information gathered from self-service steps already taken. The Satisfaction Suite consists of two key components that provide a modular approach to building comprehensive service solutions that make the Internet integral to a customer contact center. The first component is the CustomerAdvisor which provides users with automated self-service help to questions related to the products or services provided by a company, thereby reducing the number of calls into the customer service department and increasing customer satisfaction. The second component is the ServiceAdvisor, which provides the customer service representative with information helpful to answer the customer's question, without requesting information already supplied by the customer during the self-service session. In addition, the ServiceAdvisor can be integrated with a third party Customer Relationship Management, or CRM, application to automatically populate trouble tickets, thereby shortening the length and reducing the cost of each call.

The Knowledge Center Suite

The Knowledge Center Suite is a knowledge automation solution that provides Web-based access to a company's various knowledge bases to enable users and support analysts to help themselves. Employees and support analysts can easily search for answers to either technical or "how to" questions. The results are obtained automatically and provide both types of users with personalized and relevant responses thereby reducing the number of phone calls and other manual processes typically associated with knowledge retrieval.

The Knowledge Center Suite encompasses two modules: The Employee Knowledge Center and the Analyst Knowledge Center. The Employee Knowledge Center allows employees to gain self-service knowledge access through a natural language search engine that can provide them with precise answers to their questions based on a personal profile of their software or hardware characteristics. The answers may either be in the form of static information or "active content," also called "SupportActions," which means it is designed so that the user can click one button to perform the necessary steps to resolve their problem automatically.

The Analyst Knowledge Center is designed to help information technology service and support professionals create and access the information they need to perform their tasks quickly and efficiently. Similar to the Employee Knowledge Center, support professionals can gain personalized access to a company's various repositories of information to assist in resolving their own problems or those of other users. Moreover, the Analyst Knowledge Center allows service or support analysts to easily and rapidly author new solutions and contribute articles to a knowledgebase for future access to efficiently resolve future problems that may occur. Finally, the Analyst Knowledge Center has a reporting capability to track the effectiveness of the content, allowing service and support professionals to update ineffective answers within their knowledgebase, so that only precise answers are readily available to questions posed by requestors.

The Mobile Device Management Suite

The Mobile Device Management Suite has been designed to enable carriers and manufacturers of wireless mobile devices to provide automated service for either technical or non-technical questions, whether the devices are in a connected or disconnected mode. It is comprised of three primary components: the Customer Agent, which is installed on the user's device to allow users to solve technical or "how to" questions by themselves; the Customer Center, which is a self-service portal that can be branded by carriers or corporations when providing access to mobile users for personalized, automated answers to their questions; and the Support Center, which provides customer service representatives with the ability to more efficiently and precisely provide problem resolution and answer questions should the users not be able to find answers to their questions by themselves. The Support Center benefits from SupportSoft's patented remote diagnostics capability and its remote management toolset to provide intelligent, permission-based assisted support. The Mobile Device Management Suite can be integrated with a company's existing call tracking systems so unresolved problems can be tracked through the existing customer-care processes. In addition, comprehensive reports are available through our Scorecard reporting system that allows management to understand problem trends and, accordingly, make adjustments to their mobile support requirements to best address them.

Component Solutions

In addition to its five software suites, we also make available to customers several component software products that can be purchased individually or in combination with our other offerings. These products are generally available at lower price points than a comprehensive software suite and address specific needs for both corporations and service providers. The component products are all designed to work together, so that a customer can purchase one or more products today and add products seamlessly.

Corporate Component Solutions

Auto Discovery and Metering

This Web-based component product discovers detailed information about a company's personal computing software and hardware environment at the desktop level. This software product can remotely and automatically gather hundreds of details about a user's computing device, populate a central database with information about every users' device, and report on what is being used, by whom and how often. As a result, companies can determine if their software usage is in conformance with the applicable licenses owned by the company, if hardware is over deployed or not in use, and if software applications are being actively used. Using the product's reporting feature, companies can determine when they should re-deploy software licenses for optimum usage, remove unlicensed software from users' machines and better allocate company hardware to individuals or departments. The information generated from the software can help a company cost effectively manage its technology assets through more efficient deployment and higher license utilization.

Auto Release and Resolve

This Web-based component product can streamline important information technology processes through automated distribution of software patches and updates. Application and operating system software frequently require updates due to new software releases and/or bug fixes. Auto Release and Resolve is designed to facilitate this process by allowing information technology departments to reduce their software management costs through targeting patches and updates to only those personal computers impacted by the change required, permitting an "undo" function should the patch or update fail, and minimizing a loss of user productivity by scheduling the software distribution at a time most convenient to the user.

Remote Assistant

This Web-based component product enables information technology support analysts to remotely take control of a user's Microsoft Windows computing system, with the user's permission, to speed problem resolution. By remotely managing and controlling the user's device, a support analyst can directly diagnose the user's problem in detail, whether the problem is application, hardware or operating system based, determine the necessary action to resolve it, and implement the resolution. No complex software installation or re-boot of the user's computer is required for Remote Assistant use, and a complete audit trail of all remote sessions is retained to expedite resolution should the problem be encountered again.

Mobile Device Assistant

This Web-based component product is a self-service solution for Microsoft Windows laptop personal computers, as well as handheld devices running the Palm, RIM and Pocket PC operating systems. It is designed to allow users of these computing systems to obtain answers to problems associated with their use of the device from an embedded knowledgebase. It can also automatically resolve certain problems and automatically gather the device characteristics when escalation to assisted service is required.

Request, Resolve and Notify

This Web-based component product is designed to enable employees to quickly create, submit and check the status of service requests and problems, which can range from technology issues to facilities to human resource queries. Request, Resolve and Notify notifies the user that the information has been received by a service representative and provides further notification once a solution to the problem has been identified. For technical issues, Request, Resolve and Notify can also automatically gather information about the user's system. The problem can then be resolved by an analyst by simply transferring knowledge to the requestor or sending an automated resolution in the form of "active content," which means the user can click one button to perform the necessary steps automatically.

Integration Toolkit

The Integration Toolkit enables customers to integrate our software Suites into a customer's existing website. In addition, the Integration Toolkit allows the customer to customize and brand the user-facing portion of the Suites.

Activators

The Activators enable customers to integrate the Suites with a variety of call tracking systems, including BMC's Remedy, Siebel Systems, IBM's Tivoli, Computer Associates (CA), Amdocs (formally Clarify), and PeopleSoft. The Activators enable the call tracking systems to be populated with the user information obtained during the support or service session.

Service Provider Component Solutions

SmartAccess

SmartAccess is specifically designed for broadband service providers. It extends the functionality of the base Subscriber Agent in the Service Automation Suite with capabilities to automatically determine if a subscriber's computing system qualifies for a broadband connection and, if so, enables self-installation of high-speed Internet access software. Once connected, SmartAccess also allows subscribers to easily order, install and configure additional value-added services such as home networking.

HomeNet

HomeNet is also specifically designed for broadband service providers. It offers a wide range of capabilities to streamline the entire home networking process for broadband subscribers, from installation to ongoing proactive support.

Additional Products

We currently market and sell complementary add-on products from third party vendors for password management, content and e-learning authoring tools.

Technology

Our core technologies are designed to enable our products to easily adapt to varying environments and to reduce the manual labor in the support process. We have six patents related to our SmartIssue, DNA Probe, and Software Vault Technologies. We have three additional patents pending. The following is a summary of our core technologies:

SmartIssue Technology

When a user has a problem or question, our patented SmartIssue technology automatically collects personalized information about the user, the system and the problem. This information is delivered to the support professional only upon the user's consent to help the user's privacy remain intact. Based on a just-in-time analysis of this information, SmartIssue technology is designed to automatically and intelligently connect users to the support tools, personnel and communication channels that best address the support issue.

SmartResult System

The SmartResult system combines SmartIssue information with advanced search technology, to automate problem resolution for "how-to" questions to help deliver the best, most precise answer to a user's inquiry. The SmartResult system can target users based upon defined characteristics such as which department the user is in or whether the user is a mobile user, or whether the user speaks a foreign language.

DNA Probe—Personalized Support

Our patented DNA Probe provides detailed data about users, their system and their software. DNA Probe technology automatically identifies the characteristics of each user's software applications and operating system components and tracks them over time. This personalized data can be used to sift quickly through large amounts of information, compare historical data and highlight potential fundamental causes of problems. For example, the DNA Probe technology automatically identifies all of the network settings for each individual user, including the network address, machine name, Internet configuration and the specific drivers for their network card. The DNA Probe can learn about an individual computing environment to efficiently provide a user with personalized support solutions.

SupportAction—Point-and-Click Development and Delivery

Many custom support solutions can be packaged as SupportActions, or "active content," which enable the automation of common support requirements, such as solving problems or answering questions. Support analysts use the Foundry to create custom SupportActions using a point-and-click interface. Support organizations can program existing applications, commands and content into SupportActions to turn static information into automated knowledge. For example, the support organization could integrate a diagnostic program into a SupportAction so that the user can automatically perform the steps described by the diagnostics program. SupportActions can accommodate many scripting languages and a wide range of content.

DNA Infrastructure

Our DNA Infrastructure provides a common mechanism for the distribution and application of changes to one or more machines. This infrastructure is used across our products so that changes made to a user's machine are consistent, reversible and recorded. Repair to a user's machine, comparison of one machine to another, installation, modification and distribution can all be achieved using our DNA Infrastructure. Support solutions are easier to develop with this infrastructure because steps that are done manually and are potentially error-prone are replaced by automatic and consistent mechanisms. This can facilitate rapid development and reduce the cost of on-going maintenance.

Nexus—Enhanced Communication Infrastructure

Our products communicate directly with each other using secure protocols, but firewalls and other network components often restrict direct communication across the Internet. If a firewall or other device prevents direct communication between remote parties, our products are designed to communicate indirectly using our Nexus technology as an intermediary. Our Nexus technology allows communication to take place between parties in circumstances where direct communication is unreliable or impossible.

Software Vaults—Efficient Storage Management

Once a user's problem is diagnosed, the solution is delivered to the user from the Software Vault. Support solutions generally require access to a large amount of support content, in the form of files, programs and other information, which must be available locally or across a network. Our patented Software Vault provides efficient and redundant storage, retrieval and management of this support content. Files and programs for supported applications, operating system components and all SupportActions are stored in the Software Vault.

Sales and Distribution

We sell our software through a combination of direct and indirect sales channels. Our direct sales efforts to corporate customers are focused on several industries, including financial services, telecommunications, technology and manufacturing. Our indirect sales channel consists of support outsourcers, support providers, system integrators, and resellers. We sell to corporate enterprises, service providers and device manufacturers primarily through our direct sales channel. Currently, we manage direct and indirect sales channels from the United States and Canada, covering North America, from the United Kingdom and Germany covering Europe, the Middle East and Africa, and from Singapore, Australia, Japan and Hong Kong covering the Asia Pacific region.

We have established sales and distribution alliances with specialized technology and services firms that deliver our solutions to multiple market segments. We believe these distribution relationships allow us to benefit from the marketing and lead generation capabilities of these firms, and are intended to increase geographic sales coverage and to address various customer segments ranging from mid-market businesses to government to large corporate customers complementary to our direct sales efforts.

Included within these distribution alliances are support outsourcers. Support outsourcers seek ways to provide new value and increase service levels to current customers, as well as prospects. Our software can help outsourcers increase customer satisfaction and provide ongoing value in the relationship by reducing the time and expense it takes to resolve technical problems for a customer's software applications. For example, Computer Sciences Corporation, or CSC, has licensed our software for its managed service offering.

Technology Alliances

We employ technology alliances to help ensure that our service and support automation software can be integrated with the applications, software and network solutions of our customers. We also enter into alliances with partners that we believe can enhance our solution or can assist customers in gaining more value from our software. These may include companies marketing Internet infrastructure software, operating systems, software tool providers and applications developers. For example, we have entered into an alliance with Siebel Systems Inc., which has licensed our software for incorporation in its Employee Relationship Management, or ERM, software product for resale to its customers.

We work with our customers to understand where technology alliances can provide the greatest benefit to them, whether their requirements are for ease of integration with legacy applications, providing a complementary solution to their existing user support applications or leveraging a fully developed knowledge base. Through this customer dialogue, we have created technical and other forms of alliances with companies such as Computer Associates, Amdocs, and BMC/Remedy, to complement their call tracking applications and with software companies like Siebel, M-Tech, Qarbon and PeopleSoft, which offer software complementary to ours. Our alliances can allow the customer to realize a higher return on a SupportSoft investment, because we work with solutions that they already have in place, or are actively considering for deployment.

Global Services

Our Global Services organization provides professional service offerings to our customers ranging from architectural design to ongoing support. Our Global Services group customizes solutions for our customers that can be used across all or parts of their organizations. Its capabilities are principally divided into five areas:

Implementation. Provides architectural design, transformation, product integration and deployment services.

Education. Trains customers and those parties with whom we have alliances in the design, implementation and use of our products.

Technical Support. Responds to design, feature, implementation and deployment questions.

Customer Care. Provides ongoing assistance to optimize customer communication and feedback for smooth technology deployment, including using our own software to provide an Internet support portal, entitled ExpertExchange, as well as regular user group forums by which customers can assist each other in discussing product issues and opportunities.

Strategic Services. Educates customers on "best practices" for supporting and servicing users and encouraging users to move from traditional support processes, such as a phone call to the help desk, to an automated approach, in order to accelerate the customer's return on investment.

Under a maintenance contract, our customers receive generally available upgrades, corrections, enhancements and updates to the products they have licensed.

Research and Development

We devote a substantial portion of our resources to developing new and enhanced versions of our support automation software, conducting product testing and quality assurance testing and improving our core technologies. Fundamental to our research and development strategy is rapid product develop cycles, continuous improvement and customer feedback. We believe that customers serve as an extension of our research and development process by providing us with valuable feedback from their hands-on usage to assist with our product improvements, implementation services and new market opportunities and strategy. We have created a Customer Advisory Council with a representative sample of our customers to formalize this input.

Our research and development expenditures were approximately $8.8 million in 2002, $12.6 million in 2001 and $10.9 million in 2000. The decrease in research and development expense in 2002 from 2001 was primarily due to a reduction in third party consulting services and salary expenses due to lower headcount. Although there was a decrease in research and development expenses in 2002 from 2001, we expect to continue to devote significant resources to research and development for the next several years.

Intellectual Property

Patents

We have six patents in the general areas of automated discovery of dynamic configurations, our SmartIssue technology and our software vault technology. We have three patent applications pending in the United States, and we may seek additional patents in the future. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all. Also, we do not know whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, and our competitors may independently develop technology similar to ours.

Copyright, Trademark and other Proprietary Rights

Our trademarks and service marks include SupportSoft and related designs, Support.com and related designs, the "support man" logo, ContextResponse Technology, DNA, DNA Probe, Nexus, RapidReset, Resolution Suite, Resolution Suite Integration Toolkit, Satisfaction Suite, SmartIssue, SmartResult, SupportAction, and SupportTrigger. We claim common law rights for other marks. The adoption of the new trademark and corporate name SupportSoft in March of 2002 increases the risk that a prior user could view the mark or name to be confusingly similar to the prior user's mark or name. Although we have conducted limited trademark and trade name searches, and do not believe the SupportSoft trademark and corporate name will infringe any known party's trademark rights, it is possible that a third party will claim our use of SupportSoft infringes its trademark. Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patent. We also enter into confidentiality agreements with our employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality agreements before we will disclose any sensitive aspects of our business. Also, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. Despite these efforts, unauthorized parties may attempt to copy or obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property.

Our Infringement of Others' Intellectual Property

We may be involved in legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties. Also, patent applications may have been filed which relate to our software products. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technologies or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all. Our failure or inability to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. As of March 15, 2003, we are not involved in any infringement lawsuits.

Competition

The market for our products is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Although we do not believe there is one dominant competitor in the market for all aspects of our end-to-end service and support automation solutions for the corporate and broadband service provider market, we do compete with a number of companies in the market for automated delivery of service and support and other vendors who may offer products or services with features that compete with specific elements of our suite solutions or with our component products.

Software companies with which we may encounter competition include Motive Communications, Inc., Netsurfer, Inc., Rockstar Studios, Inc., Novadigm, Inc., Altiris, Inc., Marimba, Inc., Control-F1 Corporation, Peregrine Systems, Inc., Computer Associates International, Inc., eGain Communications Corp., Primus Knowledge Solutions, Inc., Kana Software, Inc., RightNow Technologies, Inc. and HipBone, Inc.

We believe that the principal competitive factors in our market include quality of client base, timing of return-on-investment, product functionality, quality and performance, customer service and support, responsiveness of new products to the market in a timely manner and pricing. We believe that we presently compete favorably with respect to each of these factors. However, the markets for our products are still rapidly evolving, and we may not be able to compete successfully against current and potential competitors. Our ability to expand our business will depend on our ability to maintain our technological advantage, introduce timely enhanced products to meet the growing support needs, deliver on-going value to our customers and scale our business.

In addition, our customers and potential customers have developed or may develop service and support automation software systems in-house. We expect that internally developed applications will continue to be a principal source of competition in the foreseeable future. The competitive factors in this area require that we produce a product that conforms to the customer's information technology standards, scales to meet the needs of large enterprises, and costs less than the result of an internal development effort.

Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Our potential competitors may have longer operating histories, significantly greater financial, technical and other resources or greater name recognition than we do. Furthermore, it is possible that new competitors or alliances or mergers among competitors may emerge and rapidly acquire significant market share. Competition could seriously harm our ability to sell additional software, maintenance renewals and services on terms favorable to us. Competitive pressures could also reduce our market share or require us to reduce the price of products and services, which could harm our business, financial condition and operating results.

Employees

As of December 31, 2002, we had 151 full-time employees. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

SEC Filings

We were incorporated in Delaware in December 1997. We file reports with the Securities and Exchange Commission (SEC), including without limitation annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we are an electronic filer. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC at the website address located at http://www.sec.gov.

Our telephone number is 650-556-9440 and our website address is located at http://www.supportsoft.com. The information contained in our website does not form any part of this Annual Report on Form 10-K. However, we make available free of charge through our website our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

ITEM 2. PROPERTIES.

Our corporate headquarters are located in Redwood City, California, where we lease approximately 23,600 square feet under a lease that expires in May 2003, with an option to extend for an additional two years. As of December 31, 2002, we also leased office space in 13 other cities for our sales and support personnel. The terms of these leases expire beginning in February 2003 and ending in February 2006, and automatically renew unless earlier terminated. We may require additional space to meet our needs within the next 12 months.

ITEM 3. LEGAL PROCEEDINGS.

On or about November 30, 2001, Dana [sic] Risley, on behalf of herself [sic] and other similarly situated, filed a lawsuit, styled as a class action, against us and two of our officers in the United States District Court for the Southern District of New York. The complaint alleged, inter alia, that our registration statement and prospectus dated July 18, 2000 for the issuance and initial public offering of 4,250,000 shares of our common stock contained material misrepresentations and/or omissions, related to alleged inflated commissions received by the underwriters of the offering. The defendants named in the lawsuit are SupportSoft, Radha Basu, Brian Beattie, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., and FleetBoston Robertson Stephens Inc. An amended Class Action Complaint in the matter against the Company was filed on April 19, 2002. The lawsuit seeks unspecified damages as well as interest, fees and costs. Similar complaints have been filed against 55 underwriters and more than 300 other companies and other individual officers and directors of those companies. All of the complaints against the underwriters, issuers and individuals have been consolidated for pre-trail purposes before U.S. District Court Judge Scheindlin of the Southern District of New York. Pretrial motions and discovery were stayed pending a ruling on a motion to dismiss the claims by defendants. On February 19, 2003, the court issued an opinion granting defendants' motion in part, and denying the motions in part. In summary, the court ruled that the case may proceed against the underwriters on the theories alleging violations of section 11 of the Securities Act of 1933 and section 10(b) of the Securities Exchange Act of 1934, the case may proceed against SupportSoft, Radha Basu and Brian Beattie with respect to a claim for violation of section 15 of the Securities Act of 1933, and, subject to a pending motion for reconsideration against Mr. Beattie with respect to a claim for violation of section 10(b). We have retained Pillsbury Winthrop LLP as our lead counsel, and tendered notice to our insurance carrier pursuant to the terms of our insurance policy. While we cannot predict with certainty the outcome of the litigation, we believe that the claims against us and our officers are without merit and we intend to defend the lawsuit vigorously.

We are not currently a party to any other material legal proceedings. We are involved, and may from time to time become involved, in legal proceedings arising in the ordinary course of business or incidental to our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

Executive Officers of the Registrant

Our executive officers and their ages as of March 15, 2003, are:

Name	Age	Position
Radha R. Basu	52	Chief Executive Officer, President and Chairman of the Board
Brian M. Beattie	49	Chief Financial Officer, Executive Vice President of Finance and Administration
Scott W. Dale	33	Chief Technical Officer and Vice President of Engineering
Cadir B. Lee	31	Chief Software Officer
Lucille K. Hoger	49	Vice President of Operations
Bruce Mowery	56	Vice President of Marketing

Radha R. Basu. Ms. Basu has served as President, Chief Executive Officer and as a director of SupportSoft since July 1999 and became Chairman of the Board of Directors in January 2001. Ms. Basu worked at Hewlett-Packard Company, a computing and imaging solutions provider company, from November 1978 to January 1999, and held various general management positions, most recently the general manager of the electronic business software organization. Ms. Basu also serves as a director of Seec, Inc., an eBusiness solutions company. Ms. Basu holds a B.S. in engineering from the University of Madras, a masters degree in electrical engineering and computer science from the University of Southern California and is a graduate of the Stanford University executive management program.

Brian M. Beattie. Mr. Beattie has served as Executive Vice President of Finance and Administration and Chief Financial Officer of SupportSoft since October 1999. From May 1998 to May 1999, he served as Vice President of Finance, Mergers and Acquisitions of Nortel Networks Corporation, a voice and data networking company. From July 1996 to April 1998, Mr. Beattie served as Group Vice President of Meridian Solutions of Nortel Networks Corporation. From February 1993 to June 1996, Mr. Beattie served as Vice President of Finance, Enterprise Networks, for Nortel Networks Corporation. Mr. Beattie holds a bachelor of commerce and an MBA from Concordia University in Montreal.

Scott W. Dale. Mr. Dale co-founded SupportSoft and has served as the Chief Technical Officer of SupportSoft since its incorporation in December 1997, and assumed the role of Vice President of Engineering in April 2000. From January 1997 to December 1997, Mr. Dale served as a software consultant for M&I Data Services, a financial transaction software company. From July 1992 to January 1997, Mr. Dale served as a software consultant to Hewlett-Packard Company, a computing and imaging solutions provider company. Mr. Dale holds a B.S. in computer science from Stanford University.

Cadir B. Lee. Mr. Lee co-founded SupportSoft and has served as the Chief Software Officer of SupportSoft since its incorporation in December 1997. From 1995 to 1997, Mr. Lee served as a software consultant to Hewlett-Packard Company, a computing and imaging solutions provider company. Mr. Lee holds a B.S. in biological sciences and a B.A. in music from Stanford University.

Lucille K. Hoger. Ms. Hoger has served as the Vice President of Operations of SupportSoft since February 2000. From 1996 to 2000, Ms. Hoger served as the Chief Operating Officer at ConnectInc.com, an e-commerce software company. From 1992 to 1995, she served as a principal for Gemini Consulting, an affiliate of Cap Gemini, a consulting company. Ms. Hoger holds a B.A. in accounting from Southwest Texas State University.

Bruce Mowery. Mr. Mowery has served as the Vice President of Marketing at SupportSoft since January 2001. From 1999 to 2000, Mr. Mowery served as Executive Vice President for More.com, an eCommerce company. From 1997 to 1999, Mr. Mowery managed his own marketing consulting company. From 1995 to

1997, Mr. Mowery served as Vice President of Marketing for Visioneer, a leading manufacturer of computer imaging systems. From 1994 to 1995, Mr. Mowery served as Vice President of Marketing for MusicNet, an online music company. From 1984 to 1993, Mr. Mowery held various senior marketing positions at Apple Computer, most recently as Senior Director of Marketing for its personal computing products. Mr. Mowery holds a B.S. from Ohio State University, a masters in management from the American Graduate School of International Management, and a diploma from INSEAD, a business management school in Europe.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

Market of Common Stock

Our common stock has been traded publicly on the Nasdaq National Market under the symbol "SPRT" since July 19, 2000. Before July 19, 2000, there was no public market for our common stock. The following table sets forth the highest and lowest sale price of SupportSoft's common stock for the quarters indicated:

	High	Low
Fiscal Year 2001:		
First Quarter	$20.19	$4.00
Second Quarter	$ 7.65	$2.50
Third Quarter	$ 6.41	$2.04
Fourth Quarter	$ 6.50	$2.00
Fiscal Year 2002:		
First Quarter	$ 8.05	$3.02
Second Quarter	$ 4.87	$2.55
Third Quarter	$ 2.84	$1.75
Fourth Quarter	$ 4.00	$1.95

Holders of Record

As of March 15, 2003, there were approximately 385 holders of record (not including beneficial holders of stock held in street name) of the common stock.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception and do not expect to do so in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained by us to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

ITEM 6. SELECTED FINANCIAL DATA.

The information set forth below is not necessarily indicative of results of future operations and should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in Items 7 and 8 of Part II of this Form 10-K.

	Year Ended December 31,				Period from Incorporation on December 3, 1997 to December 31, 1998
	2002	2001	2000	1999	
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue:					
License fees	$ 31,260	$ 22,534	$ 13,732	$ 2,642	$ 18
Services	9,900	7,896	4,934	569	—
Total revenue	41,160	30,430	18,666	3,211	18
Costs and expenses:					
Cost of license fees	289	621	1,405	4	—
Cost of services	5,883	6,234	5,910	965	—
Amortization of purchased technology	1,580	2,812	1,158	—	—
Research and development	8,834	12,637	10,913	2,348	1,132
Sales and marketing	22,464	27,482	22,754	7,924	1,197
General and administrative	5,637	6,131	4,325	1,845	451
Amortization of deferred compensation	578	4,271	10,787	3,809	42
Total costs and expenses	45,265	60,188	57,252	16,895	2,822
Loss from operations	(4,105)	(29,758)	(38,586)	(13,684)	(2,804)
Interest income, net	640	1,578	1,718	170	54
Loss before income taxes	(3,465)	(28,180)	(36,868)	(13,514)	(2,750)
Income tax expense	(177)	—	—	—	—
Net loss	(3,642)	(28,180)	(36,868)	(13,514)	(2,750)
Accretion on redeemable convertible preferred stock	—	—	(885)	(1,072)	(214)
Net loss attributable to common stockholders	$ (3,642)	$(28,180)	$(37,753)	$(14,586)	$(2,964)
Basic and diluted net loss per share attributable to common stockholders	$ (0.11)	$ (0.91)	$ (2.09)	$ (2.20)	$ (0.57)
Shares used in computing basic and diluted net loss per common share	32,486	31,078	18,102	6,643	5,227

	December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 30,615	$ 26,272	$ 51,513	$ 12,489	$ 2,807
Working capital	23,918	22,945	41,853	10,478	2,979
Total assets	42,160	46,363	70,572	17,692	3,672
Long-term obligations	67	1,590	3,385	2,277	449
Redeemable convertible preferred stock	—	—	—	21,449	5,237
Accumulated deficit	(84,954)	(81,312)	(53,132)	(16,264)	(2,750)
Total stockholders' equity (deficit)	23,147	24,297	46,159	(12,473)	(2,423)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The statements contained in this Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These are statements that relate to future periods and include statements relating to anticipated features and benefits of our products and services; statements by independent research firms relating to industry statistics and projections and the potential effect of not deploying service and support automation solutions; statements relating to our mission and strategy and components of our strategy, including our intentions to expand our market reach, to continue to develop or potentially acquire advanced support and service technologies, to expand our presence in corporate enterprises, to create new sales entry points, to increase our share of the broadband service provider market, to focus certain marketing efforts on some of our new component products, to foster an environment to obtain customer feedback, to expand our sales and distribution reach and to continue to increase customer return on investment; our expectations as to benefits we may derive from our strategic alliances and distribution relationships, expected results, cash flows and expenses, including those related to sales and marketing, research and development and general and administrative; expected revenue and sources of revenue; and make-up of revenue, expected impact, if any, of legal proceedings; the adequacy of liquidity and capital resources; growth in business and operations; and the effect of recent accounting pronouncements. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, our dependence on a small number of relatively large orders, our ability to attract and retain customers for existing and new services and to achieve adoption and acceptance of our products and services, the ability of our products to achieve market penetration, the ability to use or integrate third-party technologies and to expand infrastructure to meet the demand for our services, our ability to expand internationally, our ability to control expenses, the success of our strategic relationships, the continued acceptance of term license agreements, lack of renewals or payments for license agreements, the impact of international conflict and continued economic downturns in either domestic or foreign markets and the resulting changes in the amount of technology spending by customers and prospects, the rapid pace of technological change and the strength of competitive offerings. Additional factors, which could cause actual results to differ materially, include those set forth in the following discussion, and, in particular, the risks discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Affecting our Business and Operating Results." These forward-looking statements speak only as of the date hereof. Unless required by law, we undertake no obligation to update publicly any forward-looking statements.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. License revenue is recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;

- No uncertainties surrounding product acceptance exist;
- Collection is considered probable; and
- The fees are fixed or determinable.

We consider all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is determined not to be fixed or determinable, revenue is recognized as payments become due from the customer.

License revenue is comprised of fees for term and perpetual licenses of our software. Perpetual license revenue is recognized using the residual method described in SOP 98-9 for arrangements in which licenses are sold with multiple elements. We allocate revenues on these licenses based upon the fair value of each undelivered element (for example, undelivered maintenance and support, training and consulting). The determination of fair value is based upon vendor specific objective evidence (VSOE). VSOE for maintenance and support is determined by the customer's annual renewal rate for these services. VSOE for training or consulting is based upon separate sales of these services to other customers. Assuming all other revenue recognition criteria are met, the difference between the total arrangement fee and the amount deferred for each undelivered element is recognized as license revenue. Our perpetual arrangements may include initial maintenance extending over a period of time with no renewal rate, which requires license revenue to be taken ratably (monthly) over the contract period.

Term licenses are sold with maintenance for which we do not have VSOE to determine fair value. As a result, license revenue for term licenses is recognized ratably over the service period of the agreement and license revenue includes maintenance for term licenses. We do not allocate maintenance revenue from term licenses to services revenue, as we do not believe there is an allocation methodology that provides a meaningful and supportable allocation between license and maintenance revenues.

The following is an example of our revenue recognition for a term license. If we receive an order from a customer for a 36-month term license in December of a year, we would recognize only one month of license fees for that year even if that customer prepaid 12 months of the 36-month term. Pursuant to this arrangement, we would record one year of fees in accounts receivable upon signing a new term license agreement, while recognizing only one month of revenue. As a result, our accounts receivable balance could represent a significant portion of our total revenue and increase our days sales outstanding (DSO) calculation.

License revenue from arrangements with resellers is recognized ratably over the term of the arrangement commencing when payments are made or become due limited by guaranteed minimum amounts due under the arrangement or sell through activity.

Services revenue is primarily comprised of revenue from professional services, such as consulting services, training, maintenance and support. Arrangements that include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Non-essential consulting and training revenues are generally recognized as the services are performed. When non-essential software services are bundled in a term licensing arrangement, revenue from the software services is recognized ratably over the period associated with the initial payment. Post-contract customer maintenance and support revenues are recognized over the term of the support period (generally one year). When the software services are considered essential to the functionality of other elements of the arrangement, revenue under the arrangement is recognized using contract accounting, typically using the percentage of completion method.

Allowance for Bad Debt

We maintain reserves for estimated credit losses resulting from the inability of its customers to make required payments. A considerable amount of judgment is required when we assess the realization of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required.

Results of Operations

The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

	Years Ended December 31,		
	2002	2001	2000
Revenue:			
License fees	76 %	74 %	74 %
Services	24	26	26
Total revenue	100	100	100
Costs and expenses:			
Cost of license fees	1	2	8
Cost of services	14	21	32
Amortization of purchased technology	4	9	6
Research and development	21	42	58
Sales and marketing	55	90	122
General and administrative	14	20	23
Amortization of deferred compensation	1	14	58
Total costs and expenses	110	198	307
Loss from operations	(10)	(98)	(207)
Interest income, net	2	5	9
Loss before income taxes	(8)	(93)	(198)
Income tax expense	(1)	—	—
Net loss	(9)%	(93)%	(198)%

Years ended December 31, 2002, 2001 and 2000

Revenue

We generate revenue primarily from software licenses and related professional services. We market our products through a combination of direct sales, resellers and service providers. For the year ended December 31, 2002 and 2001, ratable license revenue primarily from term licenses represented approximately 40% and 55% of total revenue, respectively. Although the percentage of revenue we recognize from ratable licensing arrangements will vary from period to period, we currently anticipate that this revenue will represent approximately 30% to 40% of total revenue in future periods. We anticipate that revenue we recognize from perpetual licensing arrangements will be approximately 40% to 45% of total revenue and professional services will be approximately 20% to 25% of total revenue.

Revenue from customers outside the United States accounted for approximately 14% of our total revenue in 2002, 19% of our total revenue in 2001 and 15% of our total revenue in 2000.

License revenue

License revenue was $31.3 million in 2002, $22.5 million in 2001 and $13.7 million in 2000. License revenue increased by approximately $8.7 million or 39%, in 2002 from 2001 and increased approximately

$8.8 million or 64%, in 2001 from 2000. These increases were primarily due to an increase in our licensing mix to more perpetual arrangements where typically more revenue is recognized in the period where the license arrangements are signed than as compared to term license arrangements, recognition of a full year of term-based license revenue in 2002 and 2001 from arrangements entered into in previous years and expansion of our product line.

Services revenue

Services revenue was $9.9 million in 2002, $7.9 million in 2001 and $4.9 million in 2000. Services revenue increased by approximately $2.0 million or 25%, in 2002 from 2001 and increased approximately $3.0 million or 60%, in 2001 from 2000. These increases were due primarily to increased implementation, training and consulting services and maintenance revenue due to an increase in the total number of customers.

Cost of license revenue

Cost of license revenue consists primarily of fees paid to third parties under technology license arrangements. Cost of license revenue was $289,000 in 2002, $621,000 in 2001 and $1.4 million in 2000. Cost of license revenue decreased approximately $332,000 in 2002 from 2001 and decreased $784,000 in 2001 from 2000. The decrease in cost of license revenue in 2002 from 2001 was primarily due to the decrease in the use of third party software sold or embedded with our products. The decrease in cost of revenue in 2001 from 2000 was primarily due to a payment of $1.0 million to a third party in 2000 for source code license used in our software products. In 2002, 2001 and 2000, we incurred minimal shipping, packaging and documentation costs, as our product is typically delivered electronically over the Internet.

Cost of services revenue

Cost of services revenue includes salaries, travel costs, related overhead expenses and payments made to third parties for consulting services. Cost of services revenue was $5.9 million in 2002, $6.2 million in 2001 and $5.9 million in 2000. Cost of services revenue decreased $351,000 in 2002 from 2001 and increased $324,000 in 2001 from 2000. The decrease in cost of services revenue in 2002 from 2001 was due primarily to a decrease in travel costs and a decrease in the number of consultants utilized offset by a slight increase in salary and related expenses. The increase in cost of services revenue in 2001 from 2000 was primarily due to an increase in salary expenses offset by a reduction in travel, consulting and recruiting expenses.

Amortization of purchased technology

Amortization of purchased technology was $1.6 million in 2002, $2.8 million in 2001 and $1.2 million in 2000. The decrease in amortization of purchased technology in 2002 from 2001 was attributable to the balance of these intangible assets being fully amortized by September 2002. The increase in amortization of purchased technology in 2001 from 2000 was primarily due to a full year of amortization in 2001 of the purchased technology from our acquisition of source code and related intellectual rights from a third party in September 2000.

Operating expense

Research and development. Research and development expense consists primarily of payroll and consulting expense and related costs for research and development personnel. Research and development expense is expensed as incurred. Research and development expense was $8.8 million in 2002, $12.6 million in 2001 and $10.9 million in 2000. Research and development expense decreased approximately $3.8 million or 30%, in 2002 from 2001 and increased approximately $1.7 million or 16%, in 2001 from 2000. The decrease in research and development expense in 2002 from 2001 was primarily due to a reduction in third party consulting services and salary expenses due to lower headcount. The increase in research and development expenses in 2001 from 2000 was primarily due to an increase in payroll expense and consulting costs.

Sales and marketing. Sales and marketing expense consists primarily of payroll expense, including salaries and commissions and related costs for sales and marketing personnel and promotional expenses, including public relations, advertising and trade shows. Sales and marketing expense was $22.5 million in 2002, $27.5 million in 2001 and $22.8 million in 2000. Sales and marketing expense decreased by approximately $5.0 million, or 18%, in 2002 from 2001 and increased approximately $4.7 million, or 21%, in 2001 from 2000. The decrease in sales and marketing expense in 2002 from 2001 was due to a number of factors including a reduction in salary expenses due to lower headcount, recruiting expenses, related overhead expense and promotional expenses, including public relations, advertising and trade shows partially offset by a smaller increase in sales commission expense associated with higher revenues. The increase in sales and marketing expenses in 2001 from 2000 was due to an increase in payroll expense, the opening of new sales offices in the United States, Europe and Asia and commission expense associated with increased revenue in 2001.

General and administrative. General and administrative expense consists primarily of payroll expense and related costs of administrative personnel and professional fees for legal, accounting and other professional services. General and administrative expense was $5.6 million in 2002, $6.1 million in 2001 and $4.3 million in 2000. General and administrative expense decreased approximately $494,000, or 8% in 2002 from 2001 and increased approximately $1.8 million, or 42%, in 2001 from 2000. The decrease in general and administrative expense in 2002 from 2001 was primarily due to a reduction in salary expenses due to lower headcount, reduced fees for outside legal and consulting services and reduced annual report costs. The increase in general and administrative expenses in 2001 from 2000 was primarily because of an increase in payroll expense and from additional legal, accounting and other professional services costs incurred in connection with supporting business activities.

Amortization of deferred compensation. Deferred stock compensation represents the difference between the exercise price of options granted to employees and board of directors and the deemed fair value for financial statement reporting purposes of our common stock on their respective grant dates. Deferred stock compensation also includes the fair value of options and restricted stock granted to non-employees as determined using the Black Scholes model. We amortized deferred compensation expense related to employee and board of director option grants of approximately $578,000 in 2002, $4.3 million in 2001 and $10.3 million in 2000. We reduced deferred stock compensation by $419,000 in 2002, $2.0 million in 2001 and $4.3 million in 2000 to reflect the cancellation of unvested stock options. At December 31, 2002, the deferred compensation balance was fully amortized and therefore we do not anticipate future deferred compensation expense as a result of prior option grants.

In 2000, we recorded $501,000 of expense related to the amortization of deferred compensation for options to non-employees and the acceleration of vesting of certain restricted stock arrangements.

Interest income and other, net. Interest income and other, net was $640,000 in 2002, $1.6 million in 2001 and $1.7 million in 2000. Interest income and other, net decreased approximately $938,000, or 59%, in 2002 from 2001 and decreased approximately $140,000, or 8%, in 2001 from 2000. These decreases in interest income and other, net in 2002 from 2001 and in 2001 from 2000 were primarily attributable to less interest income recorded due to lower cash, cash equivalents and short-term investment balances and to a lesser extent a lower rate of return on our invested cash balances.

Provision for income taxes. The provision for income taxes in 2002 is related to foreign income and withholding taxes. In 2002, 2001 and 2000, we incurred net losses for U.S. federal and U.S. state tax purposes and have not recognized any tax benefit for these operating losses. As of December 31, 2002, we had federal and state net operating loss carryforwards of $46.5 million and $24.2 million, respectively. The net operating loss carryforwards expire on various dates beginning in 2005 through 2022. Given our limited operating history, our losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset.

Liquidity and Capital Resources

Operating Activities

Net cash generated by operating activities was $5.0 million in 2002 and net cash used by operating activities was $24.2 million in 2001 and $16.5 million for 2000. Amounts included in net loss, which do not require the use of cash, including the depreciation and amortization of fixed assets, amortization of deferred stock compensation and amortization of purchased intangibles, amounted to $4.2 million in 2002, $9.5 million in 2001 and $13.4 in 2000. Net cash generated by operating activities during 2002 was also the result of a decrease in accounts receivable, net of $4.8 million, a decrease in prepaids and other current assets of $1.3 million and an increase in deferred revenue of $788,000, offset by a net loss of $3.6 million, a decrease in accounts payable of $1.2 million and a decrease in other accrued liabilities of $1.0 million.

Investing Activities

Net cash used in investing activities was $7.2 million in 2002 and net cash generated by investing activities was $28.8 million in 2001 and net cash used in investing activities was $35.8 million in 2000. Net cash used in investing activities in 2002, was primarily due to the purchase of $25.5 million in short-term investments and to a lesser extent the purchase of $1.4 million in property and equipment and $714,000 of purchases of technology offset by the sale and maturity of $20.4 million in short-term investments. Net cash provided by investing activities in 2001, was primarily due to the sale and maturity of $65.4 million in short-term investments offset by the purchase of $34.2 million in short-term investments and to a lesser extent the purchase of $1.9 million in property and equipment and $613,000 of purchases of technology. Net cash used in investing activities in 2000, was primarily due to the purchase of $45.2 million in short-term investments and to a lesser extent the purchase of $1.7 million in property and equipment and $2.8 million of purchases of technology offset by the sale and maturity of $13.9 million in short-term investments.

Financing Activities

Net cash generated by financing activities was $1.5 million for 2002, $1.3 million in 2001 and $60.1 million in 2000. For 2002, cash generated by financing activities was attributable primarily to the repayment of notes receivable from stockholders and to a lesser extent the purchase of common stock under the Employee Stock Purchase Plan and the exercise of employee stock options offset by principal repayments under capital lease obligations. For 2001, cash generated by financing activities was primarily attributable to the purchase of common stock under the Employee Stock Purchase Plan and to a lesser extent the repayment of notes receivable from stockholders. In 2000, cash generated by financing activities was primarily attributable to $61.8 million from the issuance of our common stock in our initial public offering in July 2000 and to a lesser extent the exercise of employee stock options.

Commitments

The following summarizes our contractual obligations at December 31, 2002 and the effect these contractual obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

	Payments Due By Period			
	Total	1 Year or Less	1–3 Years	After 3 Years
Purchased technology	$ 309	$ 309	$ —	$—
Capital lease obligations	578	511	67	—
Operating leases	1,536	813	636	87
Total	$2,423	$1,633	$703	$87

SupportSoft is subject to other routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including a notice of alleged material breach from a customer. SupportSoft believes the alleged breach has not and will not result in material adverse effects to revenue recognized from the contract through December 31, 2002. SupportSoft began recognizing license revenue on a ratable basis only after receiving a letter from the customer indicating that the acceptance testing of the software was successfully completed. This revenue accounted for 3% of total revenue in 2002. We currently believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or liquidity. However, the ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on SupportSoft because of defense costs, diversion of management resources and other factors.

Working Capital and Capital Expenditure Requirements

We believe that our existing cash balances will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We have no present understandings, commitments or agreements for any material acquisition of other businesses, products and technologies. However, we continually evaluate potential acquisitions of other businesses, products and technologies and may in the future require additional equity or debt financings to accomplish any potential acquisition.

If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, *"Consolidation of Variable Interest Entities."* FIN 46 requires us to consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. SupportSoft does not currently have any interest in variable interest entities and, accordingly, we do not expect our adoption of FIN 46 to have any impact on our historical financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial statements. The amendment of the transition and annual disclosure requirements of SFAS 123 are effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. Since we do not anticipate changing to the fair value based method of accounting for stock-based employee compensation, the transition provisions of SFAS 148 is not expected to have a significant impact on its financial position, results of operations or cash flows. The required amended annual disclosures are included in Notes 1 and 5 of these consolidated financial statements and our future interim financial statements will include appropriate disclosure information.

In November 2002, the FASB issued Financial Interpretation No. ("FIN") 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of this interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We are currently evaluating the impact of FIN 45. If FIN 45 is applicable to us, prospectively our revenues, and or costs and operating expenses could be negatively affected.

In July 2002, the FASB approved SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management's intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 does not have a material effect on our historical financial position or results of operations.

Other Factors Affecting our Business and Operating Results

We have a history of losses and only recently became profitable. If we do not continue to be profitable, we may not be able to continue to operate.

We incurred net losses of approximately $85.0 million for the period from December 3, 1997 through December 31, 2002. If we incur net losses, we may not be able to increase our number of employees in sales, marketing and research and development programs or increase our investment capital equipment or otherwise execute our business plan. If we fail to sustain or increase profitability in the future, our business will suffer and we may not be able to continue to operate.

Our quarterly results are difficult to predict and may fluctuate. If we do not meet quarterly financial expectations, our stock price would likely decline.

Because of our limited operating history, our quarterly revenue and operating results are difficult to predict and may fluctuate from quarter to quarter. Our operating results in some quarters may fall below our predictions or the expectations of securities analysts or investors, which would likely cause the market price of our common stock to decline.

Several factors are likely to cause fluctuations in our operating results, including:

- demand for our service and support automation software;
- the mix of perpetual license revenue versus term license revenue;
- the price and mix of products and services we or our competitors offer;
- our ability to gain and retain customers;
- the amount and timing of operating costs and capital expenditures relating to expansion of our business, infrastructure and marketing activities;

- size and timing of customer orders and the timing of customer license payments;
- our ability to recognize revenue in a given quarter;
- general economic conditions and their affect on our operations; and
- the effect of the war on terrorism and any related conflicts or similar events worldwide.

Our quarterly results depend on the size of a small number of orders, so the delay or loss of any single large order during a quarterly period, and especially an order for a perpetual license rather than a term license, could harm that quarter's results and cause our stock price to decline.

Our operating results could suffer if any large orders are delayed or cancelled in any future period. Each quarter, we derive a significant portion of our license revenue from a small number of relatively large orders for the licensing of our service and support automation software. We license our service and support automation software under perpetual and term licenses. Perpetual licenses typically result in our recognition of a larger amount of revenue in the quarter in which the license is granted as compared with term licenses. Revenue from a perpetual license is generally recognized upon delivery of a product. Revenue from a term license is recognized on a monthly basis over the agreement term, which is typically three years. We expect that we will continue to depend upon a small number of large orders for a significant portion of our license revenue.

Because a small number of customers have historically accounted for and may in future periods account for substantial portions of our revenue, our revenue could decline because of delays of customer orders or the failure of existing customers to pay for their licenses or renew licenses.

In 2002, one customer accounted for approximately 12% of total revenue and another customer accounted for approximately 11% of total revenue. Because we have a small number of customers and a few customers are likely to continue to account for a significant portion of our revenue, our revenue could decline because of the loss or delay of a single customer order or the failure of an existing customer to renew its term license. We may not obtain additional customers. The failure to obtain additional customers, the loss or delay of customer orders and the failure of existing customers to renew licenses or pay fees due will harm our operating results.

Our sales cycle can be lengthy and if revenue forecasted for a particular quarter is not realized in that quarter, significant expenses incurred may not be offset by corresponding sales.

Our sales cycle for our service and support automation software can range from three months to nine months or more and may vary substantially from customer to customer. While our customers are evaluating our products and services, we may incur substantial sales and marketing expenses and spend significant management effort. Any delay in completing sales in a particular quarter could cause our operating results to be below expectations.

We must achieve broad adoption and acceptance of our service and support automation products and services or we will not increase our market share or grow our business.

We must achieve broad market acceptance and adoption of our products and services or our business and operating results will suffer. Specifically, we must encourage our customers to transition from using traditional support methods. To accomplish this, we must:

- continually improve the performance, features and reliability of our products and services to address changing industry standards and customer needs; and
- develop integration with other support-related technologies.

Our product innovations may not achieve the market penetration or price stability necessary for us to maintain profitability.

If we fail to develop, in a timely manner, new or enhanced versions of our service and support automation software or to provide new products and services that achieve rapid and broad market acceptance or price stability, we may not maintain our profitability. We may fail to identify new product and service opportunities successfully. Our existing products will become obsolete if we fail to introduce new products or product enhancements that meet new customer demands, support new standards or integrate with new or upgraded versions of packaged applications. We may have little or no control over the factors that might influence market acceptance of our products and services. These factors include:

- the willingness of enterprises to transition to service and support automation solutions; and
- acceptance of competitors' service and support automation solutions or other similar technologies.

Our software may not operate with the hardware and software platforms that are used by our customers now or in the future, and as a result our business and operating results may suffer.

We currently serve a customer base with a wide variety of constantly changing hardware, packaged software applications and networking platforms. If there is widespread adoption of other operating system environments, and if we fail to release versions of our service and support automation software that are compatible with these other operating systems, our business and operating results will suffer. Our future success also depends on:

- our ability to integrate our product with multiple platforms and to modify our product as new versions of packaged applications are introduced;
- the number of different operating systems and databases that our product can work with; and
- our management of software being developed by third parties for our customers or for use with our products.

We rely on third-party technologies and our inability to use or integrate third-party technologies could delay product or service development.

We intend to continue to license technologies from third parties, including applications used in our research and development activities and technologies, which are integrated into our products and services. Our inability to obtain or integrate any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. These technologies may not continue to be available to us on commercially reasonable terms or at all. We may fail to successfully integrate any licensed technology into our products or services. This would harm our business and operating results. Third-party licenses also expose us to increased risks that include:

- risks of product malfunction after new technology is integrated;
- the diversion of resources from the development of our own proprietary technology; and
- our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

We may engage in future acquisitions or investments that could dilute our existing stockholders, or cause us to incur significant expenses.

We may acquire or invest in complementary businesses, technologies or products. If we are unable to use or integrate any newly acquired entities or technologies effectively or profitably, our operating results could suffer. Acquisitions by us could also result in large and immediate write-offs, incurrence of debt and contingent liabilities or amortization of expenses related to goodwill and other intangibles, which could harm our operating results. Additional funds to finance any acquisitions may not be available on terms that are favorable to us, and, in the case of equity financings, may dilute our stockholders.

We may lose the services of our key personnel, which in turn would harm the market's perception of our business and our ability to achieve our business goals.

Our success will depend on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel. The loss of the services of any of our senior management or other key personnel, including our president, chief executive officer and chairman, Radha R. Basu, our executive vice president of finance and administration and chief financial officer, Brian Beattie, our vice president of engineering and chief technical officer, Scott W. Dale, and our chief software officer, Cadir B. Lee, could harm the market's perception of our business and our ability to achieve our business goals.

Our failure to establish and expand strategic alliances would harm our ability to achieve market acceptance of our service and support automation software.

If we fail to maintain, establish or successfully implement strategic alliances, our ability to achieve market acceptance of our automation software will suffer and our business and operating results will be harmed. Specifically, we must establish and extend existing distribution alliances with specialized technology and services firms such as support outsourcers.

Our products depend on and work with products containing complex software and if our products fail to perform properly due to errors or similar problems in the software, we may need to spend resources to correct the errors or compensate for losses from these errors and our reputation could be harmed.

Our products depend on complex software, both internally developed and licensed from third parties. Also, our customers may use our products with other companies' products which also contain complex software. Complex software often contains errors and may not perform properly. These errors could result in:

- delays in product shipments;
- unexpected expenses and diversion of resources to identify the source of errors or to correct errors;
- damage to our reputation;
- lost sales;
- demands, claims and litigation and related defense costs;
- product liability claims; and
- product returns, refunds or other damages claims.

Our system security is important to our customers and we may need to spend significant resources to protect against or correct problems caused by security breaches.

A fundamental requirement for online communications, transactions and support is the secure transmission of confidential information. Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in security and any breach could harm our business and reputation. Also, computers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to correct problems caused by any breach.

We may face claims of invasion of privacy or inappropriate disclosure, use or loss of our customers' information and any liability imposed could harm our reputation and cause us to lose customers.

Our software contains features which may allow us or our customers to control, monitor or collect information from computers running the software without notice to the computing users. Therefore we may face claims about invasion of privacy or inappropriate disclosure, use or loss of this information. Any imposition of liability could harm our operating results.

We have limited experience in international operations and if our revenue from international operations does not exceed the expense of establishing and maintaining our international operations, our business could suffer.

We intend to expand further into international markets. We have limited experience in international operations and may not be able to compete effectively in international markets. If we do not generate enough revenue from international operations to offset the expense of these operations, our business could suffer. Risks we face in conducting business internationally include:

- difficulties and costs of staffing and managing international operations;
- differing technology standards and legal considerations;
- longer sales cycles and collection periods;
- changes in currency exchange rates and controls;
- dependence on local vendors; and
- the effects of the terrorist attacks in the United States and the effects of the war on terrorism and any related conflicts or similar events worldwide.

Any system failure that causes an interruption in our customers' ability to use our products or services or a decrease in their performance could harm our relationships with our customers and result in reduced revenue.

Our software may depend on the uninterrupted operation of our internal and outsourced communications and computer systems. These systems are vulnerable to damage or interruption from computer viruses, human error, natural disasters and intentional acts of vandalism and similar events. Our disaster recovery plan may not be adequate and business interruption insurance may not be enough to compensate us for losses that occur. These problems could interrupt our customers' ability to use our service and support automation products or services, which could harm our reputation and cause us to lose customers and revenue.

We may not obtain sufficient patent protection, and this could harm our competitive position and increase our expenses which would harm our business.

Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology. It is possible that:

- our pending patent applications may not be issued;
- competitors may independently develop similar technologies or design around any of our patents;
- patents issued to us may not be broad enough to protect our proprietary rights; and
- our issued patents could be successfully challenged.

We rely upon trademarks, copyrights and trade secrets to protect our proprietary rights and if these rights are not sufficiently protected, it could harm our ability to compete and to generate revenue.

We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. Our proprietary rights may not be adequately protected because:

- laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and
- policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

Also, the laws of other countries in which we market our products may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for them, which would harm our competitive position and market share.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us and our products may infringe the intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention from our business. If there is a successful claim of infringement, we may be required to develop non-infringing technology or enter into royalty or license agreements which may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Our products may infringe issued patents that may relate to our products.

Also, patent applications may have been filed by third parties which relate to our software products. The adoption in March of 2002 of the new trademark and corporate name SupportSoft increases the risk that a prior user could view the mark or name to be confusingly similar to the prior user's mark or name. Although the we have conducted limited trademark and trade name searches, and do not believe the SupportSoft trademark and corporate name will infringe any known party's trademark rights, it is possible that a third party will claim our use of SupportSoft infringes its trademark.

We must compete successfully in the service and support automation market or we will lose market share and our business will fail.

The market for our products is intensely competitive, rapidly changing and significantly affected by new product introductions and other market activities of industry participants. Competitive pressures could reduce our market share or require us to reduce the price of products and services and therefore our gross margin, which could harm our business and operating results. Our integrated software solution competes against various vendors' software products designed to accomplish specific elements of a complete service and support automation solution. For example, in the market for automated delivery of service and support solutions, we compete with Motive Communications, Inc.

We may encounter competition from companies such as:

- customer communications software companies;
- question and answer companies;
- customer relationship management solution providers;
- consolidated service desk solution vendors;
- Internet infrastructure companies; and
- operating systems providers.

Our potential competitors may have longer operating histories, significantly greater financial, technical, and other resources or greater name recognition than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, our competitors may complete strategic transactions with our other competitors or companies with whom we have strategic alliances, making it difficult for us to compete for market share. If we fail to compete effectively, we may lose or be unable to expand our market share and our business and operating results would suffer.

Because our service and support automation software is designed to support businesses operating over the Internet, our success depends on the continued growth and levels of performance of Internet usage.

Because a majority of our products are designed to support businesses operating over or benefiting from the Internet, the success of our business will depend on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of information by enterprises to their employees and extended enterprise. Because global commerce on the Internet and the online exchange of information is evolving, we cannot predict whether the Internet will continue to be a viable commercial marketplace or whether access to the Internet via a broadband connection will continue to be adopted.

We may experience a decrease in market demand due to the slowing economy in the United States, which has been further stymied by the concerns of terrorism, war and social and political instability.

Economic growth has slowed significantly, and some analysts believe the United States economy is experiencing a recession. In addition, the terrorists attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may further add to the decline in the United States business environment. The war on terrorism, along with the effects of the terrorist attack and other similar events, or war in general, could contribute further to the slowdown of the already slumping market demand for goods and services, including service and support automation software. If the economy continues to decline as a result of the war, the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products and services, which may harm our operating results.

Governmental regulation and legal changes could impair the growth of the Internet and decrease demand for our products or increase our cost of doing business.

The laws and regulations that govern our business change rapidly. Any change in laws and regulations could impair the growth of the Internet and could reduce demand for our products, subject us to liability or increase our cost of doing business. The United States government and the governments of states and foreign countries have attempted to regulate activities on the Internet and the distribution of software. Also, in 1998, Congress passed the Internet Freedom Act, which imposed a three-year moratorium on state and local taxes on Internet-based transactions. In late 2001, this moratorium was extended for two years. In January 2003, several members of Congress proposed a bill that would make the moratorium on state and local taxes on Internet-based transactions permanent. Failure to renew this moratorium or to pass a bill that would permanently prohibit state and local taxes on Internet-based transactions would allow states to impose taxes on e-commerce. This might harm our business directly and indirectly by harming the businesses of our customers, potential customers and the parties to our business alliances. The applicability to the Internet of existing laws governing issues is uncertain and may take years to resolve. Evolving areas of law that are relevant to our business include privacy laws, intellectual property laws, proposed encryption laws, content regulation and sales and use tax laws and regulations.

Our directors, executive officers, and principal stockholders own a substantial portion of our common stock and this concentration of ownership may allow them to elect most of our directors and could delay or prevent a change in control of SupportSoft.

Our directors, executive officers, and stockholders who currently own over 5% of our common stock collectively beneficially own approximately 60% of our outstanding common stock. These stockholders, if they vote together, will be able to significantly influence all matters requiring stockholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which stockholders might receive a premium over the market price for their shares or prevent changes in control or management.

Our stock price may be highly volatile and may decline significantly because of stock market fluctuations and other factors that affect the prices of technology stocks. A decline in our stock price could result in securities class action litigation against us. Securities class action litigation diverts management's attention and may harm our business.

The stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock. Other factors that may lead to high volatility or have an adverse affect on the market price of our common stock include:

- actual or anticipated fluctuations in our operating results;
- changes in or our failure to meet securities analysts' expectations; and
- sales of shares of our common stock by our affiliates or others.

In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of securities.

On or about November 30, 2001, Dana [sic] Risley, on behalf of herself [sic] and other similarly situated, filed a securities class action lawsuit against SupportSoft. We may again in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our ability to execute our business plan.

We may need additional capital and if funds are not available on acceptable terms, we may not be able to hire and retain employees, fund our expansion or compete effectively.

We believe that our existing capital resources will enable us to maintain our operations for at least the next 12 months. However, if our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to hire, train or retain employees, to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products, or respond to competitive pressures would be significantly limited.

We may be required to change our business practices if there are changes in accounting regulations and related interpretations and policies.

Policies, guidelines and interpretations related to revenue recognition, expensing options, income taxes, investments in equity securities, facilities consolidation, accounting for acquisitions, allowances for doubtful accounts and other financial reporting matters are often among topics under re-examination by accounting standards groups and regulators. These standard groups and regulators could promulgate interpretations and guidance that could result in material and potentially adverse, changes to our business practices and accounting policies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We develop products in the United States and market and sell in North America, South America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

Our interest income is sensitive to changes in the general level of U.S. interest rates. However, due to the nature of our cash equivalents and short-term investments, we have concluded that there is no material market risk exposure.

Our investment policy requires us to invest funds in excess of operating requirements in:

- obligations of the U.S. government and its agencies;
- securities of U.S. corporations rated A1 or the equivalent for short-term ratings and A2 or the equivalent for long-term ratings by Standard and Poors or the Moody's equivalent; and
- money market funds or deposits issued or guaranteed by U.S. and non-U.S. commercial banks, meeting credit rating and net worth requirements with maturities of less than eighteen months.

At December 31, 2002, our cash and cash equivalents consisted primarily of money market funds held by large institutions in the U.S. and commercial paper, and our short-term investments were primarily invested in government debt securities and auction backed securities maturing or resetting in less than eighteen months. The weighted average interest rate of our portfolio was approximately 1.6% at December 31, 2002.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

SUPPORTSOFT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Ernst & Young LLP, Independent Auditors	37
Consolidated Balance Sheets	38
Consolidated Statements of Operations	39
Consolidated Statements of Stockholders' Equity (Deficit)	40
Consolidated Statements of Cash Flows	41
Notes to Consolidated Financial Statements	42

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SupportSoft, Inc.

We have audited the accompanying consolidated balance sheets of SupportSoft, Inc., as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SupportSoft, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California
January 14, 2003

SUPPORTSOFT, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,067	$ 17,757
Short-term investments	13,548	8,515
Accounts receivable, less allowance of $924 and $828	7,695	12,509
Prepaids and other current assets	2,452	3,708
Total current assets	40,762	42,489
Property and equipment, net	1,251	1,932
Purchased intangibles, net	—	1,794
Other assets	147	148
	$ 42,160	$ 46,363
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 163	$ 1,331
Accrued compensation	1,818	1,867
Other accrued liabilities	1,890	1,793
Purchased technology obligation, current portion	309	1,449
Capital lease obligations, current portion	511	569
Deferred revenue	12,153	12,535
Total current liabilities	16,844	19,544
Capital lease obligations, net of current portion	67	663
Purchased technology obligation, net of current portion	—	927
Deferred revenue—long-term portion	2,102	932
Commitments and contingencies		
Stockholders' equity:		
Common stock; par value $0.0001, 150,000,000 shares authorized, 33,704,416 shares issued and outstanding at December 31, 2002 and 33,371,370 shares issued and outstanding at December 31, 2001	3	3
Additional paid-in capital	108,253	108,031
Notes receivable from stockholders	—	(1,523)
Deferred compensation	—	(997)
Accumulated other comprehensive income (loss)	(155)	95
Accumulated deficit	(84,954)	(81,312)
Total stockholders' equity	23,147	24,297
Total liabilities and stockholders' equity	$ 42,160	$ 46,363

See accompanying notes.

SUPPORTSOFT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Years Ended December 31,		
	2002	2001	2000
Revenue:			
License fees	$31,260	$ 22,534	$ 13,732
Services	9,900	7,896	4,934
Total revenue	41,160	30,430	18,666
Costs and expenses:			
Cost of license fees	289	621	1,405
Cost of services	5,883	6,234	5,910
Amortization of purchased technology	1,580	2,812	1,158
Research and development	8,834	12,637	10,913
Sales and marketing	22,464	27,482	22,754
General and administrative	5,637	6,131	4,325
Amortization of deferred compensation(1)	578	4,271	10,787
Total costs and expenses	45,265	60,188	57,252
Loss from operations	(4,105)	(29,758)	(38,586)
Interest income	734	1,804	2,048
Interest expense	(94)	(226)	(330)
Loss before income taxes	(3,465)	(28,180)	(36,868)
Income tax expense	(177)	—	—
Net loss	(3,642)	(28,180)	(36,868)
Accretion on redeemable convertible preferred stock	—	—	(885)
Net loss attributable to common stockholders	$ (3,642)	$(28,180)	$(37,753)
Basic and diluted net loss per share attributable to common stockholders	$ (0.11)	$ (0.91)	$ (2.09)
Shares used in computing basic and diluted net loss per common share	32,486	31,078	18,102

(1) Amortization of deferred compensation relates to the following:

	Years Ended December 31,		
	2002	2001	2000
Cost of services	$ 25	$ 187	$ 475
Research and development	114	844	2,136
Sales and marketing	209	1,541	3,894
General and administrative	230	1,699	4,282
Total	$ 578	$ 4,271	$ 10,787

See accompanying notes.

SUPPORTSOFT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount						
Balances at December 31, 1999	3,571,600	$ 1	10,874,374	$ 1	$ 20,016	$(1,450)	$(14,777)	$ —	$(16,264)	$(12,473)
Issuance of common and restricted stock upon exercise of options and warrants for cash and promissory notes, net of repurchases	—	—	1,832,657	—	1,862	(601)	—	—	—	1,261
Accretion on redeemable convertible preferred stock	—	—	—	—	(885)	—	—	—	—	(885)
Conversion of preferred stock into common stock	(3,571,600)	(1)	15,556,326	2	22,333	—	—	—	—	22,334
Issuance of common stock in initial public offering, net of issuance costs	—	—	4,887,500	—	61,777	—	—	—	—	61,777
Deferred compensation related to grant of stock options and restricted stock, net of $4.3 million in cancellations	—	—	—	—	3,229	—	(3,229)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	10,286	—	—	10,286
Variable accounting expense associated with options, warrants and restricted stock issued to non-employees	—	—	—	—	226	—	501	—	—	727
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(36,868)	(36,868)
Balances at December 31, 2000	—	—	33,150,857	3	108,558	(2,051)	(7,219)	—	(53,132)	46,159
Components of comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(28,180)	(28,180)
Unrealized gain on investments	—	—	—	—	—	—	—	62	—	62
Foreign currency translation adjustment	—	—	—	—	—	—	—	33	—	33
Comprehensive loss										(28,085)
Issuance of common stock upon exercise of stock options for cash, net of repurchases	—	—	29,266	—	235	—	—	—	—	235
Issuance of common stock under employee stock purchase plan	—	—	191,247	—	1,189	—	—	—	—	1,189
Amortization of deferred compensation	—	—	—	—	—	—	4,271	—	—	4,271
Reduction in deferred compensation related to cancellation of stock options	—	—	—	—	(1,951)	—	1,951	—	—	—
Repayment of note receivables from stockholders	—	—	—	—	—	528	—	—	—	528
Balances at December 31, 2001	—	—	33,371,370	3	108,031	(1,523)	(997)	95	(81,312)	24,297
Components of comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(3,642)	(3,642)
Unrealized loss on investments	—	—	—	—	—	—	—	(47)	—	(47)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(203)	—	(203)
Comprehensive loss										(3,892)
Issuance of common stock upon exercise of stock options for cash, net of repurchases	—	—	133,206	—	264	—	—	—	—	264
Issuance of common stock under employee stock purchase plan	—	—	199,840	—	377	—	—	—	—	377
Amortization of deferred compensation	—	—	—	—	—	—	578	—	—	578
Reduction in deferred compensation related to cancellation of stock options	—	—	—	—	(419)	—	419	—	—	—
Repayment of note receivables from stockholders	—	—	—	—	—	1,523	—	—	—	1,523
Balances at December 31, 2002	—	$—	33,704,416	$ 3	$108,253	$ —	$ —	$(155)	$(84,954)	$ 23,147

See accompanying notes.

SUPPORTSOFT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Operating activities:			
Net loss	$ (3,642)	$(28,180)	$(36,868)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,044	2,416	1,497
Amortization of deferred compensation	578	4,271	10,787
Amortization of purchased intangibles	1,581	2,812	1,158
Other	(202)	95	226
Changes in assets and liabilities:			
Accounts receivable, net	4,814	(4,637)	(4,422)
Prepaids and other current assets	1,256	(453)	(2,637)
Accounts payable	(1,168)	374	(270)
Accrued compensation	(49)	(383)	1,799
Other accrued liabilities	(1,043)	(1,852)	3,151
Deferred revenue	788	1,360	9,035
Net cash provided by (used in) operating activities	4,957	(24,177)	(16,544)
Investing activities:			
Purchases of property and equipment	(1,363)	(1,928)	(1,718)
Other assets	1	134	(28)
Purchases of technology	(714)	(613)	(2,775)
Purchases of short-term investments	(25,466)	(34,205)	(45,223)
Sales and maturities of short-term investments	20,385	65,447	13,932
Net cash provided by (used in) investing activities	(7,157)	28,835	(35,812)
Financing activities:			
Proceeds from initial public offering, net of issuance costs	—	—	61,777
Proceeds from other issuances of common stock, net of repurchases	641	1,424	1,261
Repayment of notes receivable from stockholders	1,523	528	—
Principal payments under capital lease obligations	(654)	(609)	(550)
Repayment of notes payable	—	—	(2,399)
Net cash provided by financing activities	1,510	1,343	60,089
Net increase (decrease) in cash and cash equivalents	(690)	6,001	7,733
Cash and cash equivalents at beginning of period	17,757	11,756	4,023
Cash and cash equivalents at end of period	$ 17,067	$ 17,757	$ 11,756
Supplemental disclosure of noncash financing activities:			
Notes receivable from stockholders in exchange for common stock, net of cancellations	$ —	$ —	$ 601
Equipment acquired under capital lease obligation	$ —	$ —	$ 1,318
Supplemental schedule of cash flow information:			
Interest paid	$ 86	$ 105	$ 307
Income taxes paid	$ 177	$ —	$ —

See accompanying notes.

SUPPORTSOFT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

SupportSoft, Inc. ("SupportSoft," "the Company," "We" or "Our"), formerly known as Support.com, Inc., was incorporated in the state of Delaware on December 3, 1997. SupportSoft is a leading provider of service and support automation software. SupportSoft sells to corporate enterprises, broadband service providers, support outsourcers, and computing and device manufacturers and businesses that seek to extend their support or service solution to their supplier and partner networks. Our headquarters are in Redwood City, California.

Basis of Presentation

The consolidated financial statements include the accounts of SupportSoft and its wholly owned subsidiaries. SupportSoft has export sales from the United States and has operations in Asia Pacific and Europe. All significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation

Assets and liabilities of SupportSoft's wholly owned foreign subsidiaries are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the year. Any material resulting translation adjustments are reflected as a separate component of stockholders' equity. Realized foreign currency transaction gains and losses were not material during the years ending December 31, 2002, 2001 and 2000.

Use of Estimates and Reclassifications

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. In addition, certain amounts that were previously reported have been reclassified to conform to the current period presentation.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject SupportSoft to concentration of credit risk consist principally of cash equivalents, short term investments and trade receivables. SupportSoft invests cash which is not required for immediate operating needs principally in money market funds, commercial paper, auction backed securities and notes and bills issued by the United States government and its agencies. SupportSoft's customers are currently concentrated in the United States. SupportSoft performs ongoing evaluations of its customers' financial condition and generally does not require collateral. SupportSoft maintains reserves for credit losses, and such losses have been within management's expectations. If the financial condition of SupportSoft's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required. SupportSoft had reserves for credit losses in the years ended December 31, 2002, 2001 and 2000 of $924,000, $828,000 and $469,000, respectively. Credit losses for the years ended December 31, 2002, 2001 and 2000 were $623,000, $438,000 and $163,000, respectively.

For the year ended December 31, 2002, one customer accounted for 12% of total revenue and another customer accounted for 11% of total revenue. For the year ended December 31, 2001, no single customer accounted for 10% or more of total revenue and for the year ended December 31, 2000, one customer accounted for 13% of our total revenue.

Fair Value of Debt Obligations

The fair value of short-term and long-term obligations is estimated based on current interest rates available to SupportSoft for debt instruments with similar terms, degrees of risk and remaining maturities. The carrying values of these obligations approximate their fair values.

Cash, Cash Equivalents and Short-Term Investments

SupportSoft considers all liquid instruments with an original maturity at the date of purchase of three months or less to be cash equivalents. At December 31, 2002, cash equivalents and short-term investments consist primarily of money market funds, commercial paper, auction backed securities and notes and bills issued by the United States government and its agencies. All short-term investments mature within 18 months. SupportSoft's cash equivalents and short-term investments are classified as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

For the year ended December 31, 2002 and 2001, SupportSoft reported its securities at fair market value. Material unrealized gains and losses, if any, are reported in stock-holders' equity and included in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. For the year ended December 31, 2002, SupportSoft recorded unrealized gains on available-for-sale securities of $15,000 and for the year ended December 31, 2001, SupportSoft recorded unrealized gains on available-for-sale securities of $62,000. Realized gains and losses are recorded using the specific identification method and were not material during the years ending December 31, 2002, 2001 and 2000.

The following is a summary of available-for-sale securities (in thousands):

	December 31,	
	2002	2001
Cash and cash equivalents:		
Cash	$ 1,545	$ 2,623
Money market funds	9,125	15,134
Commercial paper	4,597	—
Municipal bonds	1,800	—
	$17,067	$17,757
Short-term investments:		
Auction backed securities	$ 4,800	$ —
Corporate bonds	1,035	—
Federal agencies	7,698	8,453
Total short-term investments at cost	13,533	8,453
Gross unrealized gains	15	62
Total short-term investments at fair market value	$13,548	$ 8,515

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation which is determined using the straight-line method over the estimated useful lives of 2 to 3 years.

Purchased Intangible Assets

SupportSoft records purchased intangible assets at fair value as determined by amortized costs. The original cost is amortized on a straight-line basis over the estimated life of each asset as determined by management. SupportSoft regularly performs reviews to determine if the carrying value of the intangible asset is impaired. The reviews look for the existence of facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. If and when indicators of impairment exist, SupportSoft assesses the need to record an impairment loss.

Purchased intangible assets were generated from the purchase of the source code and other intellectual property rights from a third party and were amortized on a straight-line basis over 2 years. As of December 31, 2002, the purchased intangibles balance was fully amortized.

Revenue Recognition

We recognize revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position ("SOP") 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. License revenue is recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- No uncertainties surrounding product acceptance exist;
- Collection is considered probable; and
- The fees are fixed or determinable.

SupportSoft considers all arrangements with payment terms extending beyond twelve months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is determined not to be fixed or determinable, revenue is recognized as payments become due from the customer.

License revenue is comprised of fees for term and perpetual licenses of our software. Perpetual license revenue is recognized using the residual method described in SOP 98-9 for arrangements in which licenses are sold with multiple elements. We allocate revenues on these licenses based upon the fair value of each undelivered element (for example, undelivered maintenance and support, training and consulting). The determination of fair value is based upon vendor specific objective evidence (VSOE). VSOE for maintenance and support is determined by the customer's annual renewal rate for these services. VSOE for training or consulting is based upon separate sales of these services to other customers. Assuming all other revenue recognition criteria are met, the difference between the total arrangement fee and the amount deferred for each undelivered element is recognized as license revenue. Our perpetual arrangements may include initial maintenance extending over a period of time with no renewal rate, which requires license revenue to be taken ratably (monthly) over the contract period.

Term licenses are sold with maintenance for which SupportSoft does not have VSOE to determine fair value. As a result, license revenue for term licenses is recognized ratably over the service period of the agreement and license revenue includes maintenance for term licenses. We do not allocate maintenance revenue from term licenses to services revenue, as we do not believe there is an allocation methodology that provides a meaningful and supportable allocation between license and maintenance revenues.

The following is an example of our revenue recognition for a term license. If we receive an order from a customer for a 36-month term license in December of a year, we would recognize only one month of license fees for that year even if that customer prepaid 12 months of the 36-month term. Pursuant to this arrangement, we would record one year of fees in accounts receivable upon signing a new term license agreement, while recognizing only one month of revenue. As a result, our accounts receivable balance could represent a significant portion of our total revenue and increase our days sales outstanding (DSO) calculation.

License revenue from arrangements with resellers is recognized ratably over the term of the arrangement commencing when payments are made or become due limited by guaranteed minimum amounts due under the arrangement or sell through activity.

Services revenue is primarily comprised of revenue from professional services, such as consulting services, training, maintenance and support. Arrangements that include software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Non-essential consulting and training revenues are generally recognized as the services are performed. When non-essential software services are bundled in a term licensing arrangement, revenue from the software services is recognized ratably over the period associated with the initial payment. Post-contract customer maintenance and support revenues are recognized over the term of the support period (generally one year). When the software services are considered essential to the functionality of other elements of the arrangement, revenue under the arrangement is recognized using contract accounting, typically using the percentage of completion method.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on SupportSoft's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by SupportSoft between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, SupportSoft has charged all such costs to research and development expense in the accompanying statement of operations. SupportSoft did not incur any cost related to software developed or for software obtained for internal use as defined in SOP 98-1.

Sales Commissions

Commission expense is recognized over the period that the related revenue is recognized. Commissions are paid to sales agents at the time amounts become billable to the customer or when payment is received regardless of the timing of revenue recognition. Commissions paid to sales agents in advance of the recognition of commission expense is recorded as a prepaid asset. All commission payments made to sales agents are non-refundable unless amounts due from a customer are determined to be uncollectible in which case commissions paid are recoverable by SupportSoft.

Advertising Costs

Advertising costs are recorded as sales and marketing expense in the period in which they are incurred. Advertising expense was $21,000 for the year ended December 31, 2002, $253,000 for the year ended December 31, 2001 and $556,000 for the year ended December 31, 2000.

Net Loss Per Share

Basic and diluted net loss per share are presented in conformity with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"), for all periods presented. In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2002	2001	2000
Net loss attributable to common stockholders	$(3,642)	$(28,180)	$(37,753)
Basic and diluted:			
Weighted average shares of common stock outstanding	33,551	33,356	22,556
Less weighted average shares subject to repurchase	(1,065)	(2,278)	(4,454)
Shares used in computing basic and diluted net loss per share	32,486	31,078	18,102
Basic and diluted net loss per share attributable to common stockholders	$ (0.11)	$ (0.91)	$ (2.09)

Had SupportSoft been in a net income position, diluted earnings per share would include outstanding shares subject to repurchase, the conversion of outstanding preferred stock into shares of SupportSoft's common stock and the dilutive impact of outstanding options and warrants to purchase common stock. Excluded from the computation of basic and diluted net loss per share attributable to common stockholders are approximately 8,250,000, 8,885,000 and 6,915,000 shares related to options and warrants to purchase common stock at December 31, 2002, 2001 and 2000, prior to the application of the treasury stock method. Such shares have been excluded because they are anti-dilutive for all periods presented.

Comprehensive Loss

Statement of Financial Accounting No. 130, "Reporting Comprehensive Income" ("SFAS 130") establishes standards for reporting and displaying comprehensive net income and its components in stockholders' equity. However, it has no impact on our net loss as presented in our financial statements. SFAS 130 requires foreign currency translation adjustments and changes in the fair value of available-for-sale securities to be included in comprehensive income.

The components of accumulated other comprehensive income (loss) relate entirely to translation adjustment gains (losses) and unrealized gains on available-for-sale securities. Accumulated currency translation adjustments were $(170,000) and $33,000 for the years ended December 31, 2002 and 2001, respectively and accumulated unrealized gains on available-for-sale securities were $15,000 and $62,000 for the years ended December 31, 2002 and 2001.

Stock-Based Compensation

SupportSoft has stock plans, which are more fully described in Note 5. SupportSoft accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has adopted the disclosure only alternative of

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Any deferred stock compensation calculated according to APB 25 is amortized over the vesting period of the individual options, generally four years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than straight-line.

All stock-based awards to non-employees, are accounted for at their fair value, as calculated using the Black Scholes model, in accordance with FAS 123 and Emerging Issues Task Forces Consensus No. 96-18 ("EITF 96-18"). The options and restricted stock purchase arrangements are subject to periodic re-valuation over their vesting terms.

For purposes of pro forma disclosures pursuant to FAS 123 as amended by FAS 148, the estimated fair value of the options is amortized to expense over the vesting period of the options using a graded vesting method. The effects of applying FAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or loss for future years.

SupportSoft's pro forma information follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2002	2001	2000
Net loss attributable to common stockholders—as reported	$(3,642)	$(28,180)	$(37,753)
Add: Stock-based compensation included in reported net loss	578	4,271	10,787
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(5,766)	(5,791)	(13,302)
Pro forma net loss	$(8,830)	$(29,700)	$(40,268)
Basic and diluted net loss per share attributable to common stockholders:			
As reported	$ (0.11)	$ (0.91)	$ (2.09)
Pro forma	(0.27)	(0.96)	(2.22)

See Note 5 for a discussion on the assumptions used in the option-pricing model and estimated fair value of employee stock options.

Segment Information

SupportSoft operates in one segment, the development and marketing of support automation software and related services. SupportSoft's foreign offices are primarily sales and marketing offices and also support SupportSoft's overseas reseller network. Operating losses generated by the foreign operations of SupportSoft and their corresponding identifiable assets were not material in any period presented. Revenue from customers located outside the United States was approximately $5.7 million for the year ended December 31, 2002, $5.7 million for the year ended December 31, 2001, and $2.8 million for the year ended December 31, 2000.

Sales by SupportSoft to customers in different geographic areas, expressed as a percentage of revenue, for the periods ended were:

	Years Ended December 31,		
	2002	2001	2000
Americas	89%	85%	87%
Asia Pacific	3	10	10
Europe	8	5	3
Total	100%	100%	100%

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, *"Consolidation of Variable Interest Entities."* FIN 46 requires us to consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. SupportSoft does not currently have any interests in variable interest entities and, accordingly, we do not expect our adoption of FIN 46 to have any impact on our historical financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial statements. The amendment of the transition and annual disclosure requirements of SFAS 123 are effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. Since SupportSoft does not anticipate changing to the fair value based method of accounting for stock-based employee compensation, the transition provisions of SFAS 148 is not expected to have a significant impact on its financial position, results of operations or cash flows. The required amended annual disclosures are included in Notes 1 and 5 of these consolidated financial statements and our future interim financial statements will include appropriate disclosure information.

In November 2002, the FASB issued Financial Interpretation No. ("FIN") 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of this interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. SupportSoft is currently evaluating the impact of FIN 45. If FIN 45 is applicable to us, prospectively our revenues, and or costs and operating expenses could be negatively affected.

In July 2002, the FASB approved SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring, or with a disposal of long-lived assets. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management's intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 does not have a material effect on our historical financial position or results of operations.

2. Property and Equipment

Property and equipment are stated at cost and consist of the following (in thousands):

	December 31,	
	2002	2001
Computer and software equipment	$ 6,996	$ 5,637
Furniture and equipment	529	525
	7,525	6,162
Accumulated depreciation and amortization	(6,274)	(4,230)
	$ 1,251	$ 1,932

As of December 31, 2002 and 2001, property and equipment included amounts acquired under capital leases of approximately $2.5 million. Depreciation expense on fixed assets was $2.0 million, $2.4 million and $1.5 million, which includes amortization of fixed assets acquired under capital lease obligations of $132,000, $976,000 and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, fixed assets acquired under capital leases have been fully amortized.

3. Purchased Intangibles

On September 20, 2000, SupportSoft purchased source code and other related intellectual property rights from a third party for $6.8 million. The purchase price was recorded as purchased intangibles and included as an other asset in SupportSoft's consolidated balance sheet. Total amortization expense was $1.6 million, $2.8 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, the purchased technology has been fully amortized.

4. Capital Leases, Borrowings, Commitments and Contingencies

In October 1999, SupportSoft entered into a lease agreement with a financial institution. The lease agreement allowed SupportSoft to borrow up to $2.5 million to finance purchases of equipment, software and tenant improvements and this lease line was fully utilized at December 31, 2000.

SupportSoft leases its facilities under noncancelable operating lease agreements, which expire at various dates through 2006. In conjunction with these leases, SupportSoft signed two letters of credit for security deposits totaling $340,000. Facility rent expense pursuant to these operating lease agreements was approximately $1.6 million, $2.5 million and $1.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, minimum payments due under noncancelable lease agreements were as follows (in thousands):

Years ending December 31,	Capital Leases	Operating Leases
2003	$532	$ 813
2004	68	328
2005	—	308
2006	—	87
2007	—	—
Total minimum lease and principal payments	600	$1,536
Amount representing interest	(22)	
Present value of future payments	578	
Current portion of capital lease obligations	511	
Noncurrent portion	$ 67	

On or about November 30, 2001, Dana [sic] Risley, on behalf of herself [sic] and other similarly situated, filed a lawsuit, styled as a class action, against us and two of our officers in the United States District Court for the Southern District of New York. The complaint alleged, inter alia, that our registration statement and prospectus dated July 18, 2000 for the issuance and initial public offering of 4,250,000 shares of our common stock contained material misrepresentations and/or omissions, related to alleged inflated commissions received by the underwriters of the offering. The defendants named in the lawsuit are SupportSoft, Radha Basu, Brian Beattie, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., and FleetBoston Robertson Stephens Inc. An amended Class Action Complaint in the matter against the Company was filed on April 19, 2002. The lawsuit seeks unspecified damages as well as interest, fees and costs. Similar complaints have been filed against 55 underwriters and more than 300 other companies and other individual officers and directors of those companies. All of the complaints against the underwriters, issuers and individuals have been consolidated for pre-trail purposes before U.S. District Court Judge Scheindlin of the Southern District of New York. Pretrial motions and discovery were stayed pending a ruling on a motion to dismiss the claims by defendants. On February 19, 2003, the court issued an opinion granting defendants' motion in part, and denying the motions in part. In summary, the court ruled that the case may proceed against the underwriters on the theories alleging violations of section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, the case may proceed against SupportSoft, Radha Basu and Brian Beattie with respect to a claim for violation of section 15 of the Securities Act of 1933, and, subject to a pending motion for reconsideration against Mr. Beattie with respect to a claim for violation of section 10(b). We have retained Pillsbury Winthrop LLP as our lead counsel, and tendered notice to our insurance carrier pursuant to the terms of our insurance policy. While we cannot predict with certainty the outcome of the litigation, we believe that the claims against us and our officers are without merit and we intend to defend the lawsuit vigorously.

SupportSoft is subject to other routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including a notice of alleged material breach from a customer. SupportSoft believes the alleged breach has not and will not result in material adverse effects to revenue recognized from the contract through December 31, 2002. SupportSoft began recognizing license revenue on a ratable basis only after receiving a letter from the customer indicating that the acceptance testing of the software was successfully completed. This revenue accounted for 3% of total revenue in 2002. We currently believe that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or liquidity. However, the ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact. Regardless of outcome, litigation can have an adverse impact on SupportSoft because of defense costs, diversion of management resources and other factors.

5. Stockholders' Equity

Initial Public Offering

On July 19, 2000, SupportSoft completed an initial public offering of its common stock. Net proceeds to SupportSoft from this issuance of 4,887,500 shares of common stock totaled $61.8 million.

Common Stock

At December 31, 2002, SupportSoft has reserved 10,718,373 and 2,603,438 shares of common stock for issuance pursuant to stock option and employee stock purchase plans, respectively.

Prior to our initial public offering, certain option holders exercised options to purchase 2,638,730 shares of common stock at prices ranging from $0.40 to $9.00, with a weighted-average exercise price of $0.78 per share in exchange for full recourse promissory notes bearing interest at 6.5%. SupportSoft has the right to repurchase all unvested shares purchased by the option holders at the original exercise price in the event of the option holders termination. As of December 31, 2002, the notes receivable from option holders had been fully repaid.

Stock Warrants

In February 2000, SupportSoft had issued a warrant to a customer in conjunction with a software license agreement, which allowed the customer to purchase 119,167 shares of SupportSoft's common stock at an exercise price of $18.00 per share. The warrant was immediately exercisable, non-forfeitable and expired in August 2002. The value of the warrant, which was less than amounts due under the license agreement, was recorded as additional paid-in capital and a reduction to revenue.

Stock Option Plans

During fiscal 1998, SupportSoft adopted the 1998 Stock Option Plan (the "Plan"). Under the Plan, up to 9,424,434 shares of SupportSoft's common stock may be granted as options or sold to eligible participants. Under the Plan, options to purchase common stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options under the Plan are immediately exercisable; however, shares issued are subject to SupportSoft's right to repurchase such shares at the original issuance price, which lapses in a series of installments measured from the vesting commencement date of the option.

In February 2000, the board of directors approved the adoption of SupportSoft's 2000 Omnibus Equity Incentive Plan (the "2000 Incentive Plan"). A total of 4,000,000 shares of common stock were initially reserved for issuance to eligible participants under the 2000 Incentive Plan. On January 1 of each year, the number of shares reserved automatically increases by the lesser of 2,000,000 shares, 5% of outstanding shares, or an amount determined by the board of directors. All shares that had not yet been issued under SupportSoft's 1998 Stock Option Plan as of July 19, 2000, the date of SupportSoft's IPO, were made available for grant under the 2000 Incentive Plan. The exercise price for incentive stock options may not be less than 100% of the fair market value of SupportSoft's common stock on the date of grant (85% for nonstatutory options). Under both of SupportSoft's option plans, options generally vest over a 48-month period from the date of grant and have a maximum term of 10 years.

A summary of SupportSoft's stock option activity under all Stock Plans and related information follows:

	Options Available for Grant	Options Outstanding		Weighted Average Exercise Price
		Number of Shares	Price Per Share	
Balance at December 31, 1999	7,545	3,944,895	$0.10-$ 0.99	$0.47
Shares authorized	5,300,000	—	—	—
Options granted	(3,705,622)	3,705,622	$2.00-$32.50	$9.99
Options exercised	—	(2,977,745)	$0.10-$ 9.00	$0.92
Options canceled	840,908	(840,908)	$0.10-$ 9.00	$3.53
Shares repurchased	1,280,040	—	$0.10-$ 9.00	$0.71
Balance at December 31, 2000	3,722,871	3,831,864	$0.10-$32.50	$8.65
Shares authorized	1,657,542	—	—	—
Options granted	(4,159,444)	4,159,444	$2.14-$14.625	$5.03
Options exercised	—	(194,522)	$0.10-$ 7.00	$1.47
Options canceled	1,309,447	(1,309,447)	$0.40-$31.063	$9.44
Shares repurchased	165,256	—	$0.10-$ 2.00	$0.32
Balance at December 31, 2001	2,695,672	6,487,339	$0.10-$32.50	$6.39
Shares authorized	1,668,568	—	—	—
Options granted	(2,323,500)	2,323,500	$1.75-$ 7.55	$3.16
Options exercised	—	(133,206)	$0.10-$ 5.00	$1.98
Options canceled	1,492,433	(1,492,433)	$2.00-$31.063	$6.83
Balance at December 31, 2002	3,533,173	7,185,200	$0.10-$32.50	$5.34

At December 31, 2002, 2001 and 2000, 588,731, 1,580,679 and 2,963,652 shares which had been issued upon exercise of options were subject to repurchase, respectively. At December 31, 2002, 2001 and 2000 options to acquire 2,600,214, 1,328,749, and 331,606 shares were vested but not exercised, respectively.

Exercise prices for options outstanding as of December 31, 2002 and the weighted-average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.10- 2.16	1,405,850	7.9	$ 1.50	881,841	$ 1.13
2.25- 2.50	460,000	9.7	2.40	7,497	2.32
2.60- 2.70	1,110,210	8.8	2.70	309,720	2.70
2.74- 3.64	1,265,500	9.8	3.46	86,217	3.00
3.98- 6.55	1,026,790	8.4	4.56	422,515	4.78
6.70-10.44	1,230,250	7.7	9.34	899,804	9.18
11.63-32.50	686,600	7.9	16.87	351,714	17.27
	7,185,200	8.5	$ 5.34	2,959,308	$ 6.24

2000 Employee Stock Purchase Plan

In February 2000, the board of directors approved the adoption of SupportSoft's 2000 employee stock purchase plan (the "2000 Purchase Plan"). A total of 2,000,000 shares of common stock were initially reserved for issuance under the 2000 Purchase Plan. On January 1 of each year, the number of shares reserved automatically increases by the lesser of 2,000,000 shares, 3% of the outstanding shares, or an amount determined by the board of directors. For 2002, the board of directors elected to have zero shares added to the 2000 Purchase Plan. The 2000 Purchase Plan permits eligible employees to acquire shares of SupportSoft's common stock through periodic payroll deductions of up to 15% of total compensation. Purchases occur on the last day of each July and January following the end of each participation period. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of SupportSoft's common stock on each employee's applicable enrollment date or on the last day of the respective participation period. As of December 31, 2002, 391,087 shares have been issued under the 2000 Purchase Plan at prices ranging from $1.88 to $11.90.

Deferred Compensation

SupportSoft recorded deferred stock compensation in connection with the grant of certain stock options and restricted stock to employees and board members representing the difference between the exercise price and the deemed fair value of SupportSoft's common stock on the date such stock options were granted ("intrinsic value method") as prescribed in APB 25. Deferred compensation amounts are included as a reduction of stockholders' equity. SupportSoft did not record deferred compensation associated with option grants during the years ended December 31, 2002 and 2001 and recorded $7.6 million in deferred compensation during the year ended December 31, 2000. The rights to purchase restricted stock and stock options granted to non-employees were valued using the Black Scholes model prescribed in FAS 123 and EITF 96-18. Awards relating to consulting and advisory services have been revalued over the vesting period of the options ("fair value method"). Deferred compensation related to these grants was being amortized by charges to operations on a graded vesting method. As of December 31, 2002, all existing deferred stock compensation balances had been fully amortized.

SupportSoft recorded amortization of deferred stock compensation expense in connection with the grant of certain stock options to employees and board of directors of approximately $578,000 in 2002, $4.3 million in 2001 and $10.3 million in 2000. In 2000, SupportSoft also recorded $501,000 associated with certain non-employee stock option and restricted stock grants.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

SupportSoft has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee and director stock-based awards, because, as discussed below, the alternative fair value accounting provided under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB Opinion No. 25, SupportSoft does not recognize compensation expense with respect to such awards if the exercise price equals or exceeds the fair value of the underlying security on the date of grant and other terms are fixed.

Prior to December 31, 1999, the fair value for these awards was estimated at the date of grant using the minimum value method. Subsequent to this date, SupportSoft estimated fair value based on the Black-Scholes valuation model. The following weighted average assumptions were used:

	December 31,		
	2002	2001	2000
Risk-free interest rate	2.07%	5.0%	6.0%
Expected life (years)	4.0	4.0	4.0
Volatility	75.0%	75.0%	75.0%
Dividend Yield	0.0%	0.0%	0.0%

The weighted-average fair value of options granted was $1.79 during 2002, $2.97 during 2001 and $5.48 during 2000.

6. Income Taxes

The provision for income taxes of $177,000 for 2002 related to current foreign income and foreign withholding taxes. There was no provision for income taxes in 2001 or 2000.

The reconciliation of the federal statutory income tax rate to SupportSoft's effective income tax rate is as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Expected benefit at federal statutory rate	$(1,213)	$(9,863)	$(12,904)
State taxes, net of federal benefit	—	—	—
Valuation allowance provided	1,213	9,863	12,904
Foreign taxes	177	—	—
Provision for income taxes	$ 177	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of SupportSoft's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 17,473	$ 15,559
Research and development tax credits	1,924	1,349
Deferred compensation	6,739	5,174
Capitalized research and development	223	254
Intangible assets	1,812	1,361
Deferred revenue	4,068	5,772
Accruals and reserves not currently deductible	825	2,663
Total deferred tax assets	33,064	32,132
Valuation allowance	(33,064)	(32,132)
Net deferred tax assets	$ —	$ —

The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes SupportSoft's historical operating performance and reported cumulative net losses in all periods, SupportSoft provided a full valuation allowance against its net deferred tax assets.

The net valuation allowance increased by approximately $900,000, $12.5 million and $13.7 million during the years ended December 31, 2002, December 31, 2001, and December 31, 2000, respectively.

As of December 31, 2002, SupportSoft had a federal and state net operating loss carryforwards of approximately $46.5 million and $24.2 million, respectively. SupportSoft also had federal and state research and development credit carryforwards of approximately $1.1 million and $800,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2005 through 2022, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

7. Related Party Transactions

As of December 31, 2001, SupportSoft held notes receivable due from officers and a director in the amount of $1.5 million, respectively, which were classified in stockholders' equity. All notes were secured by shares of SupportSoft's common stock and were fully repaid during the year ended December 31, 2002.

8. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for 2002 and 2001 is as follows:

	Fiscal Year 2002 Quarter Ended			
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
	(in thousands, except per share data)			
Statement of Operations Data:				
Total revenue	$ 8,765	$ 9,466	$11,113	$11,816
Income (loss) from operations	(2,946)	(1,912)	(246)	999
Net income (loss)	(2,821)	(1,807)	37	949
Basic net income (loss) per share attributable to common stockholders	$ (0.09)	$ (0.06)	$ 0.00	$ 0.03
Diluted net income (loss) per share attributable to common stockholders	$ (0.09)	$ (0.06)	$ 0.00	$ 0.03

	Fiscal Year 2001 Quarter Ended			
	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
	(in thousands, except per share data)			
Statement of Operations Data:				
Total revenue	$ 8,604	$ 6,281	$ 7,067	$ 8,478
Loss from operations	(8,122)	(9,724)	(7,460)	(4,452)
Net loss	(8,184)	(8,550)	(7,205)	(4,241)
Basic and diluted net loss per share attributable to common stockholders	$ (0.27)	$ (0.28)	$ (0.23)	$ (0.13)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 of Form 10-K with respect to identification of directors is incorporated herein by reference from the information contained in the section entitled "Election of Directors" in our definitive Proxy Statement for the 2003 Annual Meeting of Stockholders (the "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission on or before April 30, 2003. For information with respect to our executive officers, see "Executive Officers of the Registrant" at the end of Part I of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated herein by reference from the information contained in the section entitled "Executive Compensation and Related Information" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 of Form 10-K with respect to Item 403 of Regulation S-K regarding security ownership of certain beneficial owners and management is incorporated herein by reference from the information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

As of December 31, 2002

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders (1)	7,185,200	$5.34	3,533,173(2)
Equity Compensation Plans not approved by security holders (3)	—	—	—
Totals	7,185,200	$5.34	3,533,173

(1) Includes 1998 Stock Option Plan and 2000 Omnibus Equity Incentive Plan.

(2) The number of shares reserved for issuance under the 2000 Omnibus Equity Incentive Plan (the "2000 Incentive Plan") is subject to an annual increase as follows:

The aggregate number of options, SARs, stock units and restricted shares of common stock that may be awarded under the 2000 Incentive Plan shall automatically increase each year by a number equal to the lesser of (i) 2,000,000 shares of common stock, (ii) 5% of the outstanding shares of common stock on December 31 of such year or (iii) a lesser amount determined by our board of directors. The aggregate number of shares of common stock which may be issued under the 2000 Incentive Plan shall at all times be subject to adjustment as a result of stock splits, dividends payable in shares, combinations or consolidations of outstanding stock, recapitalizations, mergers or reorganizations. The number of shares of common stock which are subject to options or other rights outstanding at any time under the 2000 Incentive Plan shall not exceed the number of shares which then remain available for issuance under the 2000 Incentive Plan. During the term of the 2000 Incentive Plan, we shall at all times reserve and keep available sufficient shares of common stock to satisfy the requirements of the 2000 Incentive Plan.

(3) None.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by Item 13 of Form 10-K is incorporated herein by reference from the information contained in the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports.

Changes in Internal Controls

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect those controls subsequent to the date of their evaluation, and there were no significant deficiencies or material weaknesses in such controls requiring corrective actions.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) The following documents are filed as part of this report:

(1) Financial Statements—See Index to the Consolidated Financials Statements and Supplementary Data in Item 8 of this report.

(2) Financial Statement Schedules—No schedules have been filed because the information required to be set forth therein is not applicable or is shown in the financial statements or related notes included as part of this report.

(3) Exhibits—See Exhibit Index in Item 15(c) of this report.

(b) Reports on Form 8-K

None.

(c) See Exhibit Index at page 62 of this report, which index of exhibits is incorporated herein by reference.

(d) See the Consolidated Financial Statements and Supplementary Data beginning on page 36 of this report.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 27th day of March, 2003.

SUPPORTSOFT, INC.

By: /s/ RADHA R. BASU

Radha R. Basu
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Radha Basu and Brian Beattie, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature	Title	Date
/s/ RADHA R. BASU **Radha R. Basu**	President, Chief Executive Officer and Chairman (Principal Executive Officer)	March 27, 2002
/s/ BRIAN M. BEATTIE **Brian M. Beattie**	Executive Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2002
/s/ MANUEL DIAZ **Manuel Diaz**	Director	March 27, 2002
/s/ CLAUDE M. LEGLISE **Claude M. Leglise**	Director	March 27, 2002
/s/ BRUCE GOLDEN **Bruce Golden**	Director	March 27, 2002
/s/ KEVIN C. EICHLER **Kevin C. Eichler**	Director	March 27, 2003
/s/ EDWARD S. RUSSELL **Edward S. Russell**	Director	March 27, 2002
/s/ JAMES THANOS **James Thanos**	Director	March 27, 2003
/s/ DICK WILLIAMS **Dick Williams**	Director	March 27, 2003

CERTIFICATIONS

I, Radha R. Basu, certify that:

1. I have reviewed this annual report on Form 10-K of SupportSoft, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ RADHA R. BASU

Radha R. Basu
Chief Executive Officer and President

I, Brian M. Beattie, certify that:

1. I have reviewed this annual report on Form 10-K of SupportSoft, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ BRIAN M. BEATTIE

Brian M. Beattie
Executive Vice President of Finance and Administration and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Document
3.1	Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of SupportSoft's annual report on Form 10-K for the year ended December 31, 2001).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of SupportSoft's annual report on Form 10-K for the year ended December 31, 2001).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of SupportSoft's quarterly report on Form 10-Q for the quarter ended June 30, 2002).
4.2	Registration Rights Agreement, dated June 22, 1999, by and among the registrant and the parties who are signatories thereto (incorporated by reference to Exhibit 4.2 of SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on February 18, 2000).
4.3	Amended and Restated Registration Rights Agreement, dated March 14, 2000, by and among the registrant and the parties who are signatories thereto (incorporated be reference to Exhibit 4.3 of Amendment No. 5 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on June 27, 2000).
10.1*	Registrant's Amended and Restated 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 of Amendment No. 8 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on March 9, 2000).
10.2*	Registrant's 2000 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Amendment No. 8 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on July 13, 2000).
10.3*	Registrant's 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of Amendment No. 7 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on July 11, 2000).
10.4*	Form of Directors and Officers' Indemnification Agreement (incorporated by reference to Exhibit 10.4 registration statement on Form S-1 (File No. 333-30674) filed on February 18, 2000).
10.5*	Employment Agreement, dated July 15, 1999, by and between the registrant and Radha R. Basu (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on April 26, 2000).
10.6*	Employment Agreement, dated August 16, 1999, by and between the registrant and Scott Dale (incorporated by reference to Exhibit 10.7 of SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on February 18, 2000).
10.7*	Employment Agreement, dated August 16, 1999, by and between the registrant and Cadir Lee (incorporated by reference to Exhibit 10.8 of SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on February 18, 2000).
10.8*	Employment Agreement, dated September 27, 1999, by and between the registrant and Brian M. Beattie (incorporated by reference to Exhibit 10.9 of Amendment No. 3 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on April 26, 2000).
10.9*	Employment Agreement, dated January 18, 2000, by and between the registrant and Lucille Hoger (incorporated by reference to Exhibit 10.10 of Amendment No. 3 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on April 26, 2000).
10.10	Form of Proprietary Information and Inventions Agreement (incorporated by reference to Exhibit 10.13 of Amendment No. 2 to SupportSoft's registration statement on Form S-1 (File No. 333-30674) filed on March 31, 2000).
10.11	Lease agreement, dated October 1, 2001, by and between the registrant and Martin/Campus LLC (incorporated by reference to Exhibit 10.16 of SupportSoft's annual report on Form 10-K for the year ended December 31, 2001).

Exhibit	Description of Document
23.1	Consent of Ernst & Young LLP, Independent Auditors
24.1	Power of Attorney (see page 59)
99.1	Statement of the Chief Executive Officer under 18 U.S.C. § 1350.
99.2	Statement of the Chief Financial Officer under 18 U.S.C. § 1350.

* Denotes an executive or director compensation plan or arrangement.



SUPPORTSOFT, INC.
575 Broadway
Redwood City, California 94063
(650) 556-9440

April 15, 2003

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of SupportSoft, Inc. that will be held on Tuesday, May 27, 2003, at 4:00 p.m., local time, at the Company's headquarters, located at 575 Broadway, Redwood City, California.

The formal notice of the Annual Meeting and the Proxy Statement have been made a part of this invitation.

After reading the Proxy Statement, please mark, date, sign and return, at an early date, the enclosed proxy in the enclosed prepaid envelope, to ensure that your shares will be represented. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY OR ATTEND THE ANNUAL MEETING IN PERSON.

A copy of the Company's 2002 Annual Report to Stockholders and the Company's 2002 Annual Report on Form 10-K are also enclosed.

The Board of Directors and management look forward to seeing you at the meeting.

Sincerely yours,

Radha R. Basu
Chief Executive Officer,
President and Chairman of the Board

SUPPORTSOFT, INC.

Notice of Annual Meeting of Stockholders to be held May 27, 2003

To the Stockholders of SupportSoft, Inc.:

The Annual Meeting of Stockholders of SupportSoft, Inc., a Delaware corporation (the "Company"), will be held at the Company's headquarters, located at 575 Broadway, Redwood City, California 94063, on Tuesday, May 27, 2003, at 4:00 p.m., local time, for the following purposes:

1. To elect directors to serve until the 2004 Annual Meeting of Stockholders and thereafter until their successors are elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2003; and

3. To transact such other business as may properly be brought before the Annual Meeting and any adjournment(s) of the Annual Meeting.

Stockholders of record as of the close of business on March 31, 2003 are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of stockholders entitled to vote at the Annual Meeting will be available at the Secretary's office, 575 Broadway, Redwood City, California, for ten days before the meeting.

It is important that your shares are represented at this meeting. Even if you plan to attend the meeting, we hope that you will promptly mark, sign, date and return the enclosed proxy. This will not limit your right to attend or vote at the meeting.

By Order of the Board of Directors,



Brian M. Beattie
Executive Vice President of Finance and Administration, Chief Financial Officer and Secretary

Redwood City, California
April 15, 2003

SUPPORTSOFT, INC.
575 Broadway
Redwood City, California 94063

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors of SupportSoft, Inc. (which we will refer to as the "Company" or "SupportSoft" throughout this Proxy Statement) for use at the Annual Meeting of Stockholders to be held at the Company's headquarters located at 575 Broadway, Redwood City, California 94063, on Tuesday, May 27, 2003, at 4:00 p.m., local time, and at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Company's principal executive offices are located at the address listed at the top of the page and the telephone number is (650) 556-9440.

The Company's 2002 Annual Report on Form 10-K, containing financial statements and financial statement schedules required to be filed for the year ended December 31, 2002, is being mailed together with these proxy solicitation materials to all stockholders entitled to vote. This Proxy Statement, the accompanying Proxy and the Company's Annual Report will first be mailed on or about April 23, 2003 to all stockholders entitled to vote at the meeting.

The Company will provide copies of exhibits to the Annual Report on Form 10-K to any requesting stockholder upon the payment of a reasonable fee and upon the request of the stockholder made in writing to SupportSoft, Inc., 575 Broadway, Redwood City, California 94063, Attn: Investor Relations. The request must include a representation by the stockholder that, as of March 31, 2003, the stockholder was entitled to vote at the Annual Meeting.

Record Date and Share Ownership

Stockholders of record at the close of business on March 31, 2003 (which we will refer to as the "Record Date" throughout this Proxy Statement) are entitled to notice of and to vote at the meeting and at any adjournment(s) thereof. The Company has one series of Common Stock issued and outstanding, designated as Common Stock, $0.0001 par value per share. As of the Record Date, approximately 33,826,053 shares of the Company's Common Stock were issued and outstanding and entitled to vote.

How You Can Vote

Stockholders of record may vote their shares at the Annual Meeting either in person or by proxy. To vote by proxy, stockholders should mark, date, sign and mail the enclosed proxy form in the prepaid envelope. Returning a proxy form will not affect a stockholder's right to vote if the stockholder attends the Annual Meeting and wants to vote in person.

Stockholders holding shares through a bank or broker should follow the voting instructions on the proxy form received.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use at the meeting by (a) delivering to the Company at its principal offices (Attention: Investor Relations) (i) a written notice of revocation or (ii) a duly executed proxy bearing a later date or (b) attending the meeting and voting in person.

Voting

On all matters, each share has one vote. Directors are elected by a plurality vote. The nominees for the seven director seats who receive the most affirmative votes of shares present in person or represented by proxy and entitled to vote on this proposal at the meeting will be elected to serve as directors. Each of the other proposals submitted for stockholder approval at the Annual Meeting will be decided by the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting entitled to vote on such proposal.

Solicitation of Proxies

The cost of soliciting proxies will be borne by the Company. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or facsimile.

Quorum; Abstentions; Broker Non-Votes

Votes cast by proxy or in person at the Annual Meeting ("Votes Cast") will be tabulated by the Inspector of Elections (the "Inspector"), with the assistance of the Company's transfer agent. The Inspector will also determine whether or not a quorum is present. Except in certain specific circumstances, the affirmative vote of a majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present is required under Delaware law for approval of proposals presented to stockholders. In general, Delaware law provides that a quorum consists of a majority of shares entitled to vote and present or represented by proxy at the meeting.

The Inspector will treat shares that are voted WITHHELD or ABSTAIN as being present and entitled to vote for purposes of determining the presence of a quorum but will not be treated as votes in favor of approving any matter submitted to the stockholders for a vote. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted (i) for the election of the nominees for directors set forth herein; (ii) for the ratification of Ernst & Young LLP, as independent public accountants of the Company for the fiscal year ending December 31, 2003; and (iii) upon such other business as may properly come before the Annual Meeting or any adjournment thereof in accordance with the discretion of the proxyholder but will not be voted in the election of directors. Proxies that are not returned will not be counted in determining the presence of a quorum and will not be counted toward any vote.

If a broker indicates on the enclosed proxy or its substitute that such broker does not have discretionary authority as to certain shares to vote on a particular matter (broker non-votes), those shares will not be considered as present with respect to that matter. The Company believes that the tabulation procedures to be followed by the Inspector are consistent with the general statutory requirements in Delaware concerning voting of shares and determination of a quorum.

In a 1988 Delaware case, Berlin v. Emerald Partners, the Delaware Supreme Court held that while broker non-votes may be counted for purposes of determining the presence or absence of a quorum for the transaction of business, broker non-votes should not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Broker non-votes with respect to proposals set forth in this Proxy Statement will therefore not be considered "Votes Cast" and, accordingly, will not affect the determination as to whether the requisite majority of Votes Cast has been obtained with respect to a particular matter.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders of the Company that are intended to be presented by such stockholders at the Company's 2004 Annual Meeting must be received by the Secretary of the Company no later than January 1, 2004 in order that they may be included in the Company's proxy statement and form of proxy relating to that meeting.

A stockholder proposal not included in the Company's proxy statement for the 2004 Annual Meeting will be ineligible for presentation at the meeting unless the stockholder gives timely notice of the proposal in writing to the Secretary of the Company at the principal executive offices of the Company and otherwise complies with the provisions of the Company's Bylaws. To be timely, the Company's Bylaws provide that the Company must have received the stockholder's notice not less than 50 days nor more than 75 days prior to the scheduled date of such meeting. However, if notice or prior public disclosure of the date of the annual meeting is given or made to stockholders less than 65 days prior to the meeting date, the Company must receive the stockholder's notice by the earlier of (i) the close of business on the 15th day after the earlier of the day the Company mailed notice of the annual meeting date or provided such public disclosure of the meeting date and (ii) two days prior to the scheduled date of the annual meeting.

IMPORTANT

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AT YOUR EARLIEST CONVENIENCE IN THE ENCLOSED POSTAGE-PREPAID RETURN ENVELOPE SO THAT, WHETHER YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING OR NOT, YOUR SHARES CAN BE VOTED. THIS WILL NOT LIMIT YOUR RIGHTS TO ATTEND OR VOTE AT THE ANNUAL MEETING.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

The Board of Directors proposes the election of seven (7) directors of the Company to serve until the next annual meeting of stockholders and thereafter until their successors are elected and qualified. If any nominee is unable or declines to serve as director at the time of the Annual Meeting, an event not now anticipated, proxies will be voted for any nominee designated by the Board of Directors to fill the vacancy.

Names of the nominees and certain biographical information about them as of March 15, 2003 are set forth below:

Name	Age	Business Experience and Education
Radha R. Basu	52	Ms. Basu has served as president, chief executive officer and as a director of SupportSoft since July 1999. Ms. Basu has served as chairman since January 2001. Ms. Basu worked at Hewlett-Packard Company, a computing and imaging solutions provider company, from November 1978 to January 1999, and held various general management positions, most recently the general manager of the electronic business software organization. Ms. Basu also serves on the board of directors of Seec, Inc., an eBusiness solutions company. Ms. Basu holds a B.S. in engineering from the University of Madras, a masters degree in electrical engineering and computer science from the University of Southern California and is a graduate of the Stanford University executive management program.
Manuel F. Diaz	68	Mr. Diaz has served as a director of SupportSoft since April 2000. From February 1999 until present, Mr. Diaz has served on boards and provided consulting services to privately-held as well as publicly-traded companies. Mr. Diaz worked at Hewlett-Packard Company, a computing and imaging solutions provider company, from November 1982 to February 1999, and held various general management positions, most recently the vice president for customer advocacy. Mr. Diaz holds a B.S. in electrical engineering from the University of Havana, a masters degree in solid-state physics from the University of Cincinnati and is a graduate of the Stanford University executive management program.
Kevin C. Eichler	43	Mr. Eichler has served as a director of SupportSoft since February 2003. Since May 1998, Mr. Eichler has served as vice president, chief financial officer and treasurer of MIPS Technologies, Inc., a provider of processor architectures and cores for digital consumer and business applications. From June 1996 until May 1998, Mr. Eichler has served as vice president, finance, chief financial officer, treasurer and secretary of Visigenic Software Inc., an independent provider of software tools for distributed object technologies for the Internet, intranet and enterprise computing environments. Mr. Eichler holds a B.S. in accounting from St. John's University.

Name	Age	Business Experience and Education
Claude M. Leglise	47	Mr. Leglise has served as a director of SupportSoft since January 2001. He has held various general management positions at Intel Corporation, a semiconductor company, since 1982. Mr. Leglise is currently vice president of Intel Capital. He has also served as vice president and general manager of the home products group of Intel Corporation, vice president of the content group, director of worldwide developer relations, director of marketing in the microprocessor division and general manager of the supercomputer components operation. Mr. Leglise holds a bachelor degree in electrical engineering from ENSAM, in Paris, France, a masters degree in electrical engineering from ENSAM and an MBA from Stanford University.
Edward S. Russell	42	Mr. Russell has served as a director of SupportSoft since June 1998. Since October 1996, Mr. Russell has served as a general partner at Mobius Venture Capital (formerly SOFTBANK Technology Ventures, Inc.), a venture capital firm. Mr. Russell received his B.S. in computer science from Carnegie Mellon University.
James Thanos	54	Mr. Thanos has served as a director of SupportSoft since February 2003. From June 2002 until the present, Mr. Thanos has served on advisory boards and provided consulting services to privately-held as well as publicly-traded companies. From June 2000 to June 2002, Mr. Thanos served as executive vice president, worldwide field operations of BroadVision, Inc., and enterprise software company. From March 1998 to June 2000, Mr. Thanos was the vice president and general manager of the Americas of BroadVision, Inc. Mr. Thanos also serves on the board of directors of the company ClickSoftware, Inc., a provider of service optimization solutions. Mr. Thanos holds a B.A. in behavioral sciences from The Johns Hopkins University.
Dick Williams	59	Mr. Williams has served as a director of SupportSoft since June 2002. Mr. Williams has served as the president and chief executive officer of Wily Technology, an enterprise software company, since 2001. In 1997, Mr. Williams co-founded Quokka Sports, Inc., an internet sports media company, and held various positions at Quokka Sports, including the chairman from 1998 until October 2000 and vice-chairman from October 2000 to April 2001. Mr. Williams holds a B.S. in mathematics from the University of North Dakota.

Bruce Golden has informed the Company's Board of Directors of his desire to resign from the Board of Directors, effective immediately prior to the Annual Meeting. The Company's Board of Directors has approved a resolution automatically decreasing the authorized number of directors of the Company's Board of Directors to seven immediately following the effectiveness of Mr. Golden's resignation. Accordingly, only seven directors may be elected at the Annual Meeting.

Required Vote

The nominees for the seven director seats who receive the most affirmative votes of shares present in person or represented by proxy and entitled to vote on this proposal at the meeting will be elected to serve as directors. Unless marked to the contrary, proxies received will be voted "FOR" the nominees.

The Board of Directors recommends a vote "FOR" election as director of the nominees set forth above.

Board Meetings and Committees

The Board of Directors held 9 board meetings during 2002. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which such directors serve, except Edward S. Russell. Mr. Russell attended 6 of the 9 board meetings and attended all of the Audit Committee meetings on which he serves.

The Board of Directors has a standing Compensation Committee, an Audit Committee and a Non-section 16 Option Plan Committee (the "Option Committee").

In 2002, the members of the Compensation Committee were Bruce Golden and Roger J. Sippl. Dick Williams was appointed to the Compensation Committee in December 2002. James Thanos was appointed to the Compensation Committee in March 2003. Accordingly, the current members of the Compensation Committee are Mr. Golden, Mr. Williams and Mr. Thanos. The Compensation Committee held one meeting during 2002. The Compensation Committee's primary functions are to review the performance and establish the compensation of the Company's executive officers, to recommend guidelines for the review of the performance and the establishment of compensation and benefit policies for all other employees and to administer the Company's compensation plans and programs.

In 2002, the members of the Audit Committee were three non-employee directors, Edward S. Russell, Bruce Golden and Manuel Diaz, each of whom has been determined to be independent as defined by the Nasdaq Marketplace Rules. Kevin J. Eichler, also deemed independent as defined by the Nasdaq Marketplace Rules, was appointed as chairman of the Audit Committee in March 2003. Accordingly, the current members of the Audit Committee are Mr. Eichler, Mr. Russell, Mr. Golden and Mr. Diaz. The Audit Committee held four meetings during 2002. The Audit Committee's primary functions are to review the scope of the annual audit, appoint, compensate and oversee the work of the independent auditor, meet and consult with the independent auditor, advise and assist the Board of Directors in evaluating the independent auditor's examination, supervise the Company's financial and accounting organization and financial reporting, and nominate, for approval of the Board of Directors, a firm of certified public accountants whose duty it is to audit the financial records of the Company for the fiscal year for which it is appointed.

The member of the Option Committee is Radha R. Basu. The Option Committee's primary function is to determine stock-based compensation awards for the Company's non-section 16 reporting employees. The Option Committee took action on 25 occasions during 2002.

Compensation of Directors

Directors who are employees of the Company do not receive any fees for service on the Board of Directors. We reimburse each member of the Board of Directors who is not an employee of the Company for out-of-pocket expenses incurred in connection with attending board meetings. Pursuant to the Company's 2000 Omnibus Equity Incentive Plan (the "2000 Incentive Plan"), non-employee directors of the Company are automatically granted options to purchase shares of the Company's Common Stock. Under the 2000 Incentive Plan, each non-employee director will be granted an option to purchase Common Stock as determined by the full Board of Directors on the date on which he or she first becomes a non-employee director. Thereafter, following the conclusion of each regular annual meeting of the Company's stockholders, each non-employee director shall be automatically granted an additional option to purchase 8,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she will continue to serve on the Company's Board of Directors. Each Subsequent Option shall be immediately exercisable on the date of grant. Options granted under the 2000 Incentive Plan have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and a term of ten (10) years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January 2000, under two separate promissory notes, the Company loaned $100,000 and $572,075.60 to Radha Basu, the Company's President, Chief Executive Officer and Chairman of the Board of Directors. The loans had an interest rate of 5.86% and fifty percent of the principal and interest was due and payable on July 18, 2001, with the remaining principal and interest due and payable on July 18, 2002. In June 2001, the promissory note for $100,000 was repaid and the terms of the second note were amended whereby the loan had an interest rate of 6.5% per annum with all principal and interest due and payable July 18, 2002. The principal and interest have been repaid in full.

In July 2000, the Company loaned $540,000 to Manuel Diaz, a member of the Board of Directors. The loan had an interest rate of 5.86% per annum and all principal and interest was due and payable on July 18, 2001. The terms of the loan were amended in June of 2001. As amended, the loan had an interest rate of 6.5% per annum and all principal and interest was due and payable on July 18, 2002. The principal and interest have been repaid in full.

In January 2000, the Company loaned $504,000 to Brian Beattie, the Company's Executive Vice President of Finance and Administration and Chief Financial Officer. The loan had an interest rate of 5.86% per annum and all principal and interest was due and payable on July 18, 2001. The terms of the loan were amended in June of 2001. As amended, the loan had an interest rate of 6.5% per annum and all principal and interest was due and payable on July 18, 2002. The principal and interest have been repaid in full.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 10, 2003 as to shares of the Common Stock beneficially owned by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's named executive officers, (iii) each of the Company's directors, and (iv) all directors and executive officers of the Company as a group. Ownership information is based upon information furnished by the respective individuals or entities, as the case may be.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percentage Beneficially Owned (2)
5% Stockholders:		
Entities affiliated with RS Investment Management Co. LLC (3) 388 Market Street, Suite 1700 San Francisco, CA 94111	8,015,200	23.7%
Entities affiliated with SOFTBANK Technology Ventures IV L.P. (4) 200 West Evelyn Avenue, Suite 200 Mountain View, California 94043	3,161,839	9.3
Entities affiliated with Accel VI L.P. (5) c/o Accel Partners 428 University Avenue Palo Alto, California 94301	2,944,097	8.7
Austin W. Marxe (6) David M. Greenhouse (6) 153 East 53rd Street, 55th Floor New York, NY 10022	1,907,200	5.6
Executive Officers and Directors:		
Radha R. Basu (7)	1,808,588	5.3
Brian M. Beattie (8)	480,832	1.4
Scott Dale (9)	1,715,571	5.0
Lucille Hoger (10)	171,616	*
Cadir Lee (11)	1,728,571	5.1
Bruce Mowery (12)	111,852	*
Manuel F. Diaz (13)	121,000	*
Kevin C. Eichler (14)	3,750	*
Bruce Golden (15)	116,000	*
Claude M. Leglise (16)	65,000	*
Edward S. Russell (4)(17)	3,177,839	9.4
James Thanos (18)	3,750	*
Dick Williams (19)	13,750	*
All directors and executive officers as a group (13 persons) (20)	9,518,119	27

* Represents less than 1% of the outstanding shares of Common Stock.

(1) Unless otherwise indicated, the address of each officer, director or 5% stockholder is c/o SupportSoft, Inc., Attention: Investors Relations, 575 Broadway, Redwood City, California 94063.

(2) To the Company's knowledge, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 10, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing ownership of any other person. Applicable percentage ownership is based on 33,826,053 shares of common stock outstanding as of April 10, 2003.

(3) Based solely on information reported on a Schedule 13D/Amendment No. 4 filed with the Securities and Exchange Commission on April 8, 2003. RS Investment Management Co. LLC ("RIMC LLC"), RS Investment Management, L.P. ("RIM, L.P.") and G. Randall Hecht ("Hecht") may be deemed to share voting and dispositive power of these shares. RS Diversified Growth Fund ("RDGF") may be deemed to share voting and dispositive power of 5,532,100 of these shares. RIM, L.P. is the investment adviser to RDGF. RIMC LLC is the general partner of RIM, L.P. Hecht is a control person of RIMC LLC and RIM, L.P.

(4) Based solely on information provided on a Schedule 13G/Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2002. Includes 3,099,271 shares held by SOFTBANK Technology Ventures IV L.P. STV IV L.L.C., the general partner of SOFTBANK Technology Ventures IV L.P., may be deemed to have sole voting and dispositive power of the shares. Includes 62,568 shares held by SOFTBANK Technology Advisors Fund L.P. STV IV L.L.C., the general partner of SOFTBANK Technology Advisors Fund L.P., may be deemed to have sole voting and dispositive power of the shares.

(5) Based solely on information provided on a Schedule 13G/Amendment No. 2 filed with the Securities and Exchange Commission on February 14, 2003. Includes 2,396,493 shares held directly by Accel VI L.P. Accel VI Associates L.L.C., the general partner of Accel VI L.P., may be deemed to have sole voting and dispositive power of these shares. Includes 306,187 shares held by Accel Internet Fund II L.P. Accel Internet Fund II Associates L.L.C., the general partner of Accel Internet Fund II L.P., may be deemed to have sole voting and dispositive power of these shares. Includes 38,273 shares held by Accel Keiretsu VI L.P. Accel Keiretsu VI Associates L.L.C., the general partner of Accel Keiretsu VI L.P., may be deemed to have sole voting and dispositive power of these shares. Includes 203,144 shares held by Accel Investors '98 L.P. James W. Breyer, Arthur C. Patterson, G. Carter Sednaoui, James R. Swartz and J. Peter Wagner, the general partners of Accel Investors '98 L.P., may be deemed to have sole voting and dispositive power of these shares.

(6) Based solely on information provided on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2003. Austin W. Marxe ("Marxe") and David M. Greenhouse ("Greenhouse") share voting and dispositive power of these shares. Marxe and Greenhouse are the controlling principals of AWM Investment Company ("AWM"), the general partner of and investment adviser to Special Situations Cayman Fund, L.P., which holds 416,700 of these shares. AWM also serves as the general partner of MGP Advisers Limited Partnership, the general partner of and investment adviser to Special Situations Fund III, L.P., which holds 1,275,900 of these shares. Marx and Greenhouse are also members of SST Advisers L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P., which holds 214,600 of these shares.

(7) Includes 1,150,589 shares held by Anudip Limited Partnership. Ms. Basu and Dipak Basu are the general partners of Anudip Limited Partnership and share voting and dispositive power. Includes 105,012 shares subject to the Company's right of repurchase, which lapses over time. Includes 407,999 shares subject to options that are exercisable within 60 days of April 10, 2003.

(8) Includes 70,000 shares held by the Beattie 1999 Living Trust. Mr. Beattie and Barbara Beattie, the trustees of the trust, have shared voting and dispositive power of these 70,000 shares. Includes 260,000 shares held

by The Beattie Limited Partnership. Mr. Beattie and Barbara Beattie are the general partners of the Beattie Limited Partnership and share voting and dispositive power. Includes 50 shares held by Mr. Beattie's daughter, all of which Mr. Beattie disclaims beneficial ownership. Includes 70,000 shares subject to the Company's right of repurchase, which lapses over time. Includes 145,782 shares subject to options which are exercisable within 60 days of April 10, 2003.

(9) Includes 250,000 shares issuable under immediately exercisable options, a portion of which is subject to the Company's right of repurchase, which lapses over time. Includes 48,457 shares subject to options which are exercisable within 60 days of April 10, 2003. Includes 200,000 shares held by SDK Limited Partnership. Mr. Dale and Kelly Plater Dale are the general partners of SDK Limited Partnership and share voting and dispositive power over these 200,000 shares.

(10) Includes 62,501 shares subject to the Company's right of repurchase, which lapses over time. Includes 28,666 shares subject to options which are exercisable within 60 days of April 10, 2003.

(11) Includes 250,000 shares issuable under immediately exercisable options, a portion of which is subject to the Company's right of repurchase, which lapses over time. Includes 48,457 shares subject to options which are exercisable within 60 days of April 10, 2003. Includes 300,000 shares held by Cadir Lee Limited Partnership. Mr. Lee is the general partner of Cadir Lee Limited Partnership and has sole voting and dispositive power over these 300,000 shares.

(12) Includes 107,852 shares subject to options which are exercisable within 60 days of April 10, 2003.

(13) Includes 16,250 shares subject to the Company's right of repurchase, which lapses over time. Includes 40,000 shares issuable under immediately exercisable options, a portion of which is subject to the Company's right of repurchase, which lapses over time. Includes 16,000 shares subject to options which are exercisable within 60 days of April 10, 2003.

(14) Includes 3,750 shares subject to options which are exercisable within 60 days of April 10, 2003.

(15) Includes 16,000 shares subject to options which are exercisable within 60 days of April 10, 2003.

(16) Includes 51,000 shares subject to options which are exercisable within 60 days of April 10, 2003. Includes 6,000 shares held in UTMA Trusts for Mr. Leglise's sons. Mr. Leglise disclaims beneficial ownership of these shares. Mr. Leglise is the Trustee for the UTMA Trusts.

(17) Mr. Russell is a member of STV IV L.L.C., the general partner of the owners of 3,161,839 shares. Mr. Russell disclaims beneficial ownership of these shares, except to the extent of his indirect pecuniary interest therein. Includes 16,000 shares subject to options which are exercisable within 60 days of April 10, 2003.

(18) Includes 3,750 shares subject to options which are exercisable within 60 days of April 10, 2003.

(19) Includes 13,750 shares subject to options which are exercisable within 60 days of April 10, 2003.

(20) Includes 253,763 shares subject to the Company's right of repurchase, which lapses over time. Includes 540,000 shares issuable under immediately exercisable options, a portion of which is subject to the Company's right of repurchase, which lapses over time. Includes 1,447,463 shares subject to options which are exercisable within 60 days of April 10, 2003.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The following table summarizes all compensation paid to the Company's Chief Executive Officer and each of the Company's other five (5) most highly compensated executive officers whose total salary and bonus exceeded $100,000 in 2002, for services rendered in all capacities to the Company for the fiscal years ended December 31, 2002. These individuals are referred to as the named executive officers. Other than the salary and bonus described, or otherwise noted below, the Company did not pay any named executive officer in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus during each of 2000, 2001 and 2002.

Summary Compensation Table

		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)
Radha R. Basu	2002	300,000	99,250(1)	350,000
President, Chief Executive Officer and	2001	263,269	75,000(2)	351,000
Chairman of the Board	2000	200,000	100,000	350,000
Brian M. Beattie	2002	260,000	119,490	150,000
Executive Vice President of Finance and	2001	221,295	52,500	176,000
Administration and Chief Financial Officer	2000	180,000	72,000	100,000
Bruce Mowery (3)	2002	205,000	25,933	50,000
Vice President of Marketing	2001	197,247	29,897	176,000
Lucille Hoger (4)	2002	200,000	25,750	—
Vice President of Operations	2001	175,000	21,116	76,000
	2000	146,667	18,277	300,000
Scott W. Dale	2002	200,000	23,250(5)	100,000
Chief Technology Officer and	2001	186,295	25,000	101,000
Vice President of Engineering	2000	150,000	—	—
Cadir B. Lee	2002	200,000	23,250(5)	100,000
Chief Software Officer	2001	180,833	20,834	101,000
	2000	150,000	—	—

(1) Excludes $72,225 of bonus compensation deferred until June 30, 2003, to be paid based upon the Company's performance.

(2) Excludes $214,300 resulting from the following: In April 2001, the Compensation Committee authorized a $320,000 temporary interest-free loan to Ms. Basu for the purpose of allowing Ms. Basu to pay state and federal taxes associated with her exercise of 1,680,189 options in January 2000. During 2001, the Compensation Committee agreed to pay Ms. Basu $214,300 (which included $153,020 from the temporary loan) as a result of Ms. Basu being unable to exercise her initial option grant at fair market value, which arrangement was provided for in Ms. Basu's original offer letter. The remainder of the temporary loan ($166,980) was repaid by Ms. Basu in 2001.

(3) Mr. Mowery joined the Company in January 2001.

(4) Ms. Hoger joined the Company in February 2000.

(5) Excludes $15,075 of bonus compensation deferred until June 30, 2003, to be paid based upon the Company's performance.

The following tables set forth certain information as of December 31, 2002 and for the fiscal year then ended with respect to stock options granted to and exercised by the named executive officers. The options granted to the named executive officers in 2002 were granted under the Company's 2000 Omnibus Equity Incentive Plan. The options granted to Radha Basu, Brian Beattie, Scott Dale, Cadir Lee, and Bruce Mowery are exercisable as to 1/48th each month over four years from the date of grant. The percent of the total options set forth below is based on an aggregate of 2,223,500 options granted to employees during 2002. All options were granted at the then fair market value as determined by the Company's Board of Directors on the date of grant.

Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the common stock on the date of grant appreciates at 5% and 10% over the option term (ten years) and that the option is exercised and sold on the last day of its option term for the appreciated stock price. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future common stock price. We used the grant-date price (the closing price on the Nasdaq National Market on the date of grant) in determining the value of the options granted to named executive officers in 2002. The calculation includes the difference, if any, between the fair market value on the date of grant and the exercise price for such options. The hypothetical gains shown are net of the option exercise price but do not include deductions for taxes and other expenses payable upon exercise of the option or for sale of the underlying shares of common stock. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's common stock, the officer's continued employment through applicable vesting periods and the date on which the options are exercised.

Option Grants in 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in 2002	Exercise Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Radha Basu	350,000	15.74%	3.64	12/23/2012	801,211.75	2,030,427.89
Brian Beattie	150,000	6.75	3.64	12/23/2012	343,376.47	870,183.38
Scott Dale	100,000	4.5	3.64	12/23/2012	228,917.64	580,122.26
Cadir Lee	100,000	4.5	3.64	12/23/2012	228,917.64	580,122.26
Bruce Mowery	50,000	2.25	3.64	12/23/2012	114,458.82	290,061.13
Lucille Hoger	—	—	—	—	—	—

Aggregate Option Exercises in Last Fiscal Year and 2002 Year End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2002 (#)		Value of Unexercised In-the-Money Options at December 31, 2002 ($)(1)	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Radha Basu	—	—	292,687	758,313	$136,349.16	$402,650.84
Brian Beattie	—	—	100,993	325,007	$ 60,106.52	$201,893.48
Scott Dale	—	—	277,520(2)	173,480	$793,582.92	$120,417.08
Cadir Lee	—	—	277,520(2)	173,480	$793,582.92	$120,417.08
Bruce Mowery	—	—	84,292	141,708	—	$ 15,000.00
Lucille Hoger	—	—	20,749	55,251	$ 25,186.88	$ 67,813.12

(1) Calculated on the basis of the fair market value of the underlying securities at December 31, 2002 ($3.94 per share) minus the exercise price, multiplied by the number of shares.

(2) A portion of the options exercisable are subject to the Company's right to repurchase, which right lapses over time.

Employment Agreements and Change of Control Arrangements

We have officer offer letters with Radha Basu, our president, chief executive officer and chairman, Brian Beattie, our executive vice president of finance and administration and chief financial officer, Lucille Hoger, our vice president of operations, and Bruce Mowery, our vice president of marketing. All of these officers may leave or be terminated at any time. We have formal employment agreements with Scott Dale, our chief technology officer and vice president of engineering and Cadir Lee, our chief software officer.

In December 2002, the Compensation Committee approved for Ms. Basu an annual salary of $300,000 and a potential bonus of up to $225,000 tied to certain criteria for fiscal year 2003. Under the terms of Ms. Basu's offer letter, if Ms. Basu is terminated for any reason other than for cause or if she terminates her own employment under specified circumstances, she is entitled to 12 months of her salary, continued participation in all benefit plans for 12 months, vesting of all stock options granted to her that would have vested by the end of the month of her termination, and a portion of her bonus based on the number of months worked during that year. Within 12 months following a change of control of SupportSoft, if Ms. Basu is terminated for any reason other than for cause or if she terminates her employment under specified circumstances, she is entitled to vesting of all stock options granted to her by SupportSoft, 12 months of her salary, continued participation in all benefit plans for 12 months and a portion of her bonus based on the number of months worked during that year.

Mr. Beattie is entitled to an annual salary of $260,000 and a potential bonus of up to $156,000 tied to certain criteria as established by the Compensation Committee in December 2002. Under the terms of Mr. Beattie's offer letter, if Mr. Beattie is terminated for any reason other than for cause or if he terminates his own employment under specified circumstances, he is entitled to six months of his salary, continued participation in all benefit plans for six months, vesting of all stock options granted to him that would have vested by the end of the month of his termination, and a portion of his bonus based on the number of months worked during that year. Within 12 months following a change of control of SupportSoft, if Mr. Beattie is terminated for any reason other than for cause or if he terminates his employment under specified circumstances, he is entitled to vesting of 50% of his remaining unvested stock options granted to him by SupportSoft, six months of his salary, continued participation in all benefit plans for six months and a portion of his bonus based on the number of months worked during that year.

We have a formal employment agreement with Mr. Dale, which was originally entered into in August 1999. The agreement had an initial term of one year and is automatically renewed for three successive one-year terms unless terminated with 30 days notice. The agreement also contains non-competition provisions. In December 2002, the Compensation Committee approved an annual salary of $225,000 and a potential bonus of up to $56,250 tied to certain criteria for Mr. Dale for fiscal year 2003. Under the terms of the original employment agreement and unchanged by the Compensation Committee, Mr. Dale is entitled to salary through date of termination if terminated for cause; salary, benefits and bonus earned through their date of termination if terminated without cause or because of constructive termination; and salary and benefits for three months after termination if terminated for disability.

We have a formal employment agreement with Mr. Lee, which was originally entered into in August 1999. The agreement had an initial term of one year and is automatically renewed for three successive one-year terms unless terminated with 30 days notice. The agreement also contains non-competition provisions. In December 2002, the Compensation Committee approved an annual salary of $225,000 and a potential bonus of up to $56,250 tied to certain criteria for Mr. Lee for fiscal year 2003. Under the terms of the original employment agreement and unchanged by the Compensation Committee, Mr. Lee is entitled to salary through date of termination if terminated for cause; salary, benefits and bonus earned through their date of termination if terminated without cause or because of constructive termination; and salary and benefits for three months after termination if terminated for disability.

Under the terms of Mr. Mowery's offer letter, Mr. Mowery is entitled to an annual salary and bonus tied to certain criteria as established by the Company and receipt of employee benefits provided by the Company. In

December 2002, the Compensation Committee approved an annual salary of $220,000 and a potential bonus of up to $88,000 tied to certain criteria for Mr. Mowery for fiscal year 2003.

Ms. Hoger is entitled to an annual salary of $200,000 and a potential bonus of up to $50,000 tied to certain criteria as established by the Compensation Committee in December 2002. Under the terms of Ms. Hoger's offer letter, if Ms. Hoger is terminated for any reason other than for cause or if she terminates her own employment under specified circumstances, she is entitled to six months of her salary, continued participation in all benefit plans for six months and vesting of all stock options granted to her that would have vested by the end of the month of her termination. Within 12 months following a change of control of SupportSoft, if Ms. Hoger is terminated for any reason other than for cause or if she terminates her employment under specified circumstances, she is entitled to vesting of 50% of her remaining unvested stock options granted to her by SupportSoft, six months of her salary, continued participation in all benefit plans for six months and a portion of her bonus based on the number of months worked during that year.

Compensation Committee Interlocks and Insider Participation

In 2002, the Compensation Committee consisted of three non-employee directors, Bruce Golden, Roger Sippl and Dick Williams. None of Mr. Golden, Mr. Sippl nor Mr. Williams serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

In 2002, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") consisted of three non-employee directors, Bruce Golden, Roger J. Sippl and Dick Williams, none of which have interlocking relationships as defined by the Securities and Exchange Commission. The Compensation Committee is responsible for setting and administering the policies governing annual compensation of executive officers, considers their performance and makes recommendations regarding their cash compensation and stock options to the full Board of Directors. The Compensation Committee was established in connection with the Company's initial public offering and therefore the Compensation Committee has a limited history. The Compensation Committee expects, pursuant to its charter, to periodically review the approach to executive compensation and make changes as competitive conditions and other circumstances warrant and will seek to ensure the Company's compensation philosophy is consistent with the Company's best interests and is properly implemented.

Compensation Philosophy and Review

The Compensation Committee strives to ensure that the Company's executive compensation programs will enable the Company to attract and retain key people and motivate them to achieve or exceed certain key objectives of the Company, including certain financial goals, such as profitability and asset management.

The Compensation Committee believes that compensation of the Company's executive officers should (a) encourage creation of stockholder value and achievement of certain corporate objectives, (b) integrate compensation with the Company's annual and long-term corporate objectives and strategy, and focus executive behavior on the fulfillment of those objectives, (c) provide a competitive total compensation package that enables the Company to attract and retain, on a long-term basis, high caliber personnel, and (d) align the interests of executive officers with the long-term interests of stockholders. As the Company continues to grow and develop, the Company and the Compensation Committee will work to shift compensation arrangements to mirror those of other publicly traded companies in similar sectors and to reflect the size and value of the Company.

To meet these objectives, executive compensation is comprised of three elements (i) base salary, (ii) incentive awards payable in cash and (iii) long-term stock-based incentive awards. The overall compensation package is variable. The Company's policy is generally to qualify and structure such variable compensation arrangements so as to qualify for deductibility under Section 162(m) of the Internal Revenue Code. However, the Company reserves the discretion to pay compensation to its executive officers that may not be deductible.

The summary below describes in more detail the factors which the Board considers in establishing each of the three primary components of the variable compensation package provided to the executive officers.

Key Elements of Executive Compensation

The Compensation Committee determined the base salaries and incentive awards of the executive officers for fiscal 2003. The Company provides its executive officers with a variable compensation package consisting of base salary, cash incentive awards and participation in benefit plans generally available to other employees.

Base Salary. The Compensation Committee reviews salaries recommended by the Chief Executive Officer for executive officers other than the Chief Executive Officer. The Compensation Committee set the salary and bonus potential of each executive officer on a case by case basis. Final decisions on base salary adjustments of executive officers other than the Chief Executive Officer are made with the Chief Executive Officer's involvement. In determining the appropriate salary levels for the executive officers, the Compensation Committee considers, among other factors, each executive officer's relative position, scope of responsibility, industry comparables and historical and expected contributions to the Company.

Cash Incentive Awards. The cash incentive awards vary for each of the executive officers. The incentive award depends on the extent to which business and individual performance objectives are achieved. The Company's objectives consist of operating, strategic and financial goals that are considered to be critical to its fundamental long-term goal of building stockholder value.

Stock-based Incentive Awards. The Compensation Committee believes that stock options provide additional incentive to executive officers to work toward maximizing stockholder value. Grants of stock options to executive officers are based upon each executive officer's relative position, scope of responsibility, industry comparables, historical and expected contributions to the Company, and the executive officer's existing stock ownership and previous option grants. The Committee strives to align the interests of the Company's executive officers with the long-term interests of stockholders through stock option grants such that grants of stock options should relate the performance of the executive to the market perception of the performance of the Company.

Chief Executive Officer Compensation

The Compensation Committee meets without the presence of the Chief Executive Officer to evaluate her performance and uses the same procedures described above in setting her annual compensation package. For 2003, the Compensation Committee decided to keep Ms. Basu's salary the same from last year, at $300,000, but increased her potential bonus from $180,000 to $225,000 tied to certain criteria for fiscal year 2003. The Compensation Committee considered Ms. Basu's many accomplishments in helping to grow the Company as well as Ms. Basu's expected contributions to the Company in the future. On December 23, 2002, Ms. Basu received an option to purchase 350,000 shares of the Company's Common Stock at an exercise price of $3.64, the closing prices per share on the Nasdaq National Market on that day. The option becomes exercisable as to 1/48th of the shares each full month of service. As of March 15, 2003, Ms. Basu had a right to exercise 338,811 shares. Ms. Basu received a bonus of $99,250 for services rendered in 2002, which excludes $72,225 of bonus compensation that was deferred until June 30, 2003 and will be paid based upon the Company's performance.

Submitted by the Compensation Committee of
the Company's Board of Directors

Bruce Golden
Dick Williams

STOCK PRICE PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of the Company's Common Stock and the CRSP Total Return Index for the Nasdaq U.S. Stocks (the "Nasdaq Composite Index") and Nasdaq Computer and Data Processing Services since the date of our initial public offering (July 19, 2000) through December 31, 2002. The graph assumes that $100 was invested on July 19, 2000 (the date of the Company's initial public offering) at the offering price of $14 per share, and $100 was invested on July 19, 2000 in the Nasdaq Composite Index and the Nasdaq Computer and Data Processing Services Index and that all dividends were reinvested. No cash dividends have been declared or paid on the Company's Common Stock. The Company's Common Stock has been traded on the Nasdaq National Market since July 19, 2000. The comparisons in the table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG SUPPORTSOFT, INC., THE NASDAQ COMPOSITE INDEX, AND THE NASDAQ COMPUTER AND DATA PROCESSING SERVICES INDEX



250
200
150
100
50
0
7/19/2000
9/29/2000
12/29/2000
3/30/2001
6/29/2001
9/28/2001
12/31/2001
3/28/2002
6/28/2002
9/30/2002
12/31/2002
SupportSoft, Inc.
Nasdaq Composite Index
Nasdaq Computer and Data Processing Services Index

CUMULATIVE TOTAL RETURN AT PERIOD END

	July 19, 2000	Sept. 29, 2000	Dec. 29, 2000	Mar. 30, 2001	June 29, 2001	Sept. 28, 2001	Dec. 31, 2001	Mar. 28, 2002	June 28, 2002	Sept. 30, 2002	Dec. 31, 2002
SupportSoft, Inc.	$100	$218.75	$144.64	$36.05	$46.07	$17.14	$44.79	$21.57	$20.00	$14.64	$28.14
Nasdaq Computer and Data Processing Services Index	$100	$ 94.69	$ 58.46	$42.64	$55.53	$33.96	$47.07	$43.43	$34.52	$26.70	$32.46
Nasdaq Composite Index	$100	$ 90.14	$ 60.36	$45.05	$53.09	$36.84	$47.88	$45.37	$36.16	$29.02	$33.10

The information contained above under the captions "Report of the Compensation Committee of the Board of Directors on Executive Compensation" and "Stock Price Performance Graph" shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, (the "Securities Act") or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee oversees the SupportSoft's financial reporting process on behalf of the Board of Directors of SupportSoft, Inc. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements for fiscal year 2002 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of SupportSoft's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and in compliance with Statement on Auditing Standards No. 61. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and SupportSoft, including the matters provided to the Audit Committee by the independent auditors in the written disclosures and the letter required by the Independence Standards Board No. 1. The Audit Committee discussed with the auditors the compatibility of nonaudit services with the auditors' independence.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of SupportSoft's internal controls and the overall quality of SupportSoft's financial reporting. The Committee held four meetings during fiscal year 2002.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in SupportSoft's Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to stockholder approval, the selection of SupportSoft's independent auditors for the year ending December 31, 2003.

From the members of the 2002 Audit Committee:

Bruce Golden
Manuel Diaz
Edward S. Russell

---

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has nominated Ernst & Young LLP as our independent auditors for the year ending December 31, 2003, and the Board of Directors has directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since the Company's inception in 1997. Representatives of Ernst & Young LLP are expected to be present at the Company's Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as our independent auditors is not required by our bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the Company's and stockholders' best interests.

Audit and Non-Audit Fees

Audit Fees. The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements for fiscal year 2002 and the reviews of the financial statements included in the Company's Forms 10-Q and Form 10-K was $245,000. The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of the Company's annual financial statements for fiscal year 2001 and the reviews of the financial statements included in the Company's Forms 10-Q and Form 10-K was $207,000. During the years ended December 31, 2002 and 2001, the aggregate fees billed by Ernst &Young LLP for professional services rendered in the previous year for various statutory audits was $11,000 and $5,000, respectively.

Audit-Related Fees. During the years ended December 31, 2002 and 2001, no fees were billed by Ernst & Young LLP for audit-related services.

Financial Information Systems Design and Implementation Fees. No fees were billed for professional services rendered for information technology services related to financial information systems design and implementation by Ernst & Young LLP for fiscal years 2002 and 2001.

Tax Fees. During the years ended December 31, 2002 and 2001, the aggregate fees billed by Ernst & Young LLP for tax compliance, tax planning and other technical tax advice was $97,000 and $68,000, respectively.

All Other Fees. During the years ended December 31, 2002 and 2001, the aggregate fees billed by Ernst & Young LLP for other professional services was approximately $13,000 for 2002 and no fees were billed in 2001. These professional services were bookkeeping services performed for some of Company's subsidiaries in foreign countries resulting from Ernst & Young acquiring Arthur Andersen accounting offices in these countries. The Company transitioned these bookkeeping services to other entities as soon as possible after learning of these Ernst & Young acquisitions.

Upon consideration, the Audit Committee determined that the provision of the services other than the audit services is compatible with maintaining Ernst & Young LLP's independence.

Required Vote

Ratification will require the affirmative vote of a majority of the shares present and voting at the meeting in person or by proxy. In the event ratification is not provided, the Board of Directors will review its future selection of the Company's independent auditors.

The Board of Directors recommends a vote "FOR" ratification of Ernst & Young LLP as the Company's independent auditors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company's directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to identify in this Proxy Statement those persons who failed to timely file these reports. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to the Company, the Company believes that all of the Section 16 filing requirements were satisfied for 2002.

OTHER MATTERS

The Company knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy promptly.

By order of the Board of Directors.



Radha R. Basu
Chief Executive Officer,
President and Chairman of the Board

April 15, 2003

PROXY **PROXY**

SUPPORTSOFT, INC.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby authorizes RADHA R. BASU or BRIAN M. BEATTIE, as Proxies with full power in each to act without the other and with the power of substitution in each, to represent and to vote all the shares of stock the undersigned is entitled to vote at the Annual Meeting of Stockholders of SupportSoft, Inc. (the "Company") to be held at the Company's headquarters at 575 Broadway, Redwood City, California on May 27, 2003 at 4:00 p.m., or at any postponements or adjournments thereof, and instructs said Proxies to vote as follows:

Shares represented by this proxy will be voted as directed by the stockholder. **If no such directions are indicated, the Proxies will have the authority to vote FOR the election of directors, FOR Proposal 2, and in accordance with the discretion of the Proxies on any other matters as may properly come before the Annual Meeting.**

PLEASE MARK, DATE, SIGN, AND RETURN THIS PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

(Continued on reverse side)

▲ FOLD AND DETACH HERE ▲

(continued from reverse side)

SUPPORTSOFT, INC.

PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY. 

The Board of Directors recommends a vote FOR the election of directors and FOR Proposal 2.

1. To elect
   (01) Radha R. Basu
   (02) Manuel F. Diaz
   (03) Kevin C. Eichler
   (04) Claude M. Leglise
   (05) Edward S. Russell
   (06) James Thanos
   (07) Dick Williams

   as directors of the Company to serve until the next Annual Meeting of Stockholders or until their successors are duly elected and qualified.

   (To withhold authority to vote for an individual nominee(s), write the name of such nominee(s) for whom you wish to withhold authority to vote in the space provided below.)

   ____

FOR ALL nominees	WITHHOLD for all nominees	AUTHORITY TO VOTE for all nominees, except those listed below.
0	0	0

2. To ratify the appointment of Ernst & Young LLP as the Company's Independent Auditors.

FOR	AGAINST	ABSTAIN
0	0	0

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any postponement or adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is given, this proxy will be voted "FOR" the election of directors listed below and "FOR" Proposal 2.

Please sign where indicated below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in full partnership name by authorized person.

Date: ______________________________, 2003

____
Signature

____
Signature if held jointly

△ FOLD AND DETACH HERE △

```
> A file that big?
> It might have been very useful.
> But now it is gone.

> Stay the patient course.
> Of little worth is your ire.
> The network is down.
```

Managing today's service and support problems requires considerable thought.

The question is: forethought or afterthought?

```
> Chaos reigns within.
> Reflect, repent, and reboot.
> Order shall return.
```


SupportSoft

Enterprise Software for Management of Service and Support Automation

2002 Annual Report

Preface

Service and support problems, experienced by each of us in our daily lives, can often take on personal, even legendary proportions. So, too, the traditional Japanese poetic art of Haiku has been used for centuries to express the power of personal feelings in the simplest of verse forms. Throughout this annual report you'll find sprinkled expressions of common technology problems humbly communicated in computer-Haiku. Like their traditional Japanese counterparts, they provide new insights into what are, no doubt, familiar situations – and perhaps even put a smile of recognition on your face.

So what do Japanese poetry and our software have in common? SupportSoft's software provides companies and individuals that use it with a better service and support experience – simply, powerfully, automatically and, yes, even poetically. Because when people are enabled to get the most from technology, frustration fades and harmony resounds.

```
> Service and support
> Automatically done
> Technology works.
```

Corporate Overview

SupportSoft (Nasdaq: SPRT) is a leading provider of service and support automation software worldwide. Its web-based family of product solutions is designed to help corporations eliminate costly, manual steps by automating and personalizing the service and support they provide to their customers, subscribers, employees or partners. Its software helps streamline the management of computing endpoints and resolve problems associated with them. SupportSoft's products are used both within the office and in the home.

SupportSoft counts six out of the top seven North American broadband service providers as customers, and 25% of the Fortune 50 have selected SupportSoft's software for their use. Global customers include corporate enterprises, broadband service providers, outsourcers and software or hardware manufacturers. No matter the market or the service and support need, the appeal of the Company's software is its ability to quickly reduce a company's operational expense, improve employee productivity or create customer satisfaction and loyalty.

SupportSoft provides the power of forethought.

Forethought.

When companies address technology problems with forethought – when they make service and support integral to their use of technology of all kinds from the start – the rewards can be immense.

By solving problems before users experience them or giving users the power to solve problems on their own, companies can head off expensive and labor-intensive service calls, desk-side visits and even household visits before they become necessary – helping them save considerable time and money as well as make the best use of their valuable technical talent. And by adding automated intelligence to the service process when the phone does ring, companies can respond faster, more precisely and more personally to problems that require human interaction. In every case, the power of forethought applied to service and support can help companies boost employee productivity, accelerate revenue growth by improving customer satisfaction and loyalty, and decrease operational expense for the enterprise.

Afterthought.

When companies address technology problems only as an afterthought – when they provide service and support only after problems occur and with no anticipation of the possible problems – they invariably need to deal with an exponential acceleration of the negative consequences: more frequent and longer calls, not to mention time-consuming desk-side or household visits.

Afterthought makes reactivity the enemy of productivity and user satisfaction. Professional service representatives become hampered, with valuable resources having to be diverted to fix even the most minor problems. Diminished user confidence results in lost productivity. Customer dissatisfaction becomes the norm. And service and support remain a cost center instead of a revenue opportunity.

2002: A Breakthrough Year

To our shareholders, employees and customers,

The year 2002 was a breakthrough year for SupportSoft from both financial and market perspectives — we asserted our market leadership, added blue-chip customers, expanded our product lines, deepened channel partnerships and increased our cash flow and earnings. Strong performance in major segments of our business — from enterprise to broadband service providers to channel sales — propelled us to finish the year with our sixth consecutive quarter of revenue growth, second consecutive quarter of profitability and full year cash positive.

Financial Performance Highlights For the fiscal year ending December 31, 2002, revenues increased to a record $41.2 million, representing 35% growth over the prior fiscal year, including a 278% increase in revenues related to SupportSoft sales to the broadband service provider market. The Company's revenues grew sequentially in every quarter of the year, helping us end the year with our revenue per employee, annualized for fourth quarter results, at an all-time high of $313,000, or an increase of 45% compared to the same period in 2001. Professional service revenues and related margins also reached record levels.

In conjunction with our topline revenue growth, we also reduced the Company's operating expenses substantially and improved the Company's cash flow by $29.4 million on a year-over-year basis, helping us exit 2002 with $30.6 million in cash and short-term investments. Excellence in overall business execution combined with a disciplined financial approach contributed to a bottom line improvement of almost $25 million. Moreover, SupportSoft was cash flow positive in each quarter of 2002 and, importantly, the Company achieved profitability in the third quarter and fourth quarters of 2002.

To put these achievements in perspective, we were one of only a handful of companies among 500 public software companies with more than $10 million in revenues that consistently grew for the six quarters ending in December 2002. The building blocks of the year's success were threefold:

_ Customer success with our products

_ New products and patented technology that advance the benefits of service and support automation software

_ Strong financial management with prudent cost controls

Customers Lead the Way SupportSoft's performance is only as good as the results we help deliver to our customers. In an unforgiving business environment where the line between success and failure is often as thin as today's profit margins, companies are seeking immediate payback on their software investments. That's why we're especially gratified by the returns our customers are receiving in association with their use of SupportSoft's solutions. Let me share a few highlights from 2002:

_ 40% of the 150,000 average monthly visitors to BellSouth's broadband customer service portal typically resolved their own problems, helping the company retain its number one customer satisfaction rating among U.S. telcos.

_ A top 5 business consulting firm was able to resolve 15% of all employee support incidents via self-service and estimates $16 million in cost savings within 3 years.

_ ADP Dealer Services recognized the highest quality of service ratings ever achieved with its customers after rolling out SupportSoft's support automation solution and also recognized an increase in its operating margin of 2%.

_ Charter Communications avoided 30,000 calls per month and reduced its average call times when customers turned to live support by 75%.

_ One of the world's largest consumer products manufacturers reduced its analyst headcount by 50% and cut call volumes by 30%.

To sustain results like these we put a priority on customer dialogue. For example, the Company hosted its first Cable Advisory Council meeting in 2002, attended by leaders in the cable broadband industry. We also held our third annual User Forum, with keynotes by customers and industry leaders. Additionally, regularly scheduled User Group meetings were held throughout the year.

Market Performance Highlights In a market climate that remains characterized by reduced information technology (IT) budgets, a layered approval process for software purchases, and spending hesitancy due to uncertain economic conditions, success goes to companies that can demonstrate a fast return on a customer's software investment, be flexible in addressing new market opportunities and remain laser-focused on making their current customers successful. SupportSoft's 2002 performance reflects its nimbleness in adjusting to an uncertain business environment.

Broadband service provider revenues increased dramatically. As mentioned, revenues grew at an astounding rate — 278% — solidifying SupportSoft's market-leading position, with 6 of the top 7 service providers in North America now counted among our broadband customers, such as BellSouth Telecommunications, Charter Communications, Comcast, Cox Communications, and SBC Communications. These companies serve 75% of the total North American broadband subscriber market, or 11 million high-speed data households that can have access to SupportSoft's software.

Enterprise IT market penetration also continued to grow, although spending fell short of levels seen in prior years. We added more than 30 new customers worldwide and secured over 90 repeat orders from industry leaders such as ADP Dealer Services, Bank of America, Delta Air Lines, Fujitsu Siemens, General Electric, IBM and Procter & Gamble, to name a few. The Company also recognized new market opportunities in 2002 through collaboration with our OEM and resale partners. For example, we expanded our relationship with Siebel Systems when Siebel licensed our software for inclusion in their Employee Relationship Management (ERM) suite. Another example of a successful partnership was the first sale of one of our products for use by the U.S. Federal Government in 2002.

IT outsourcers remain a key opportunity for market leverage to help SupportSoft reach new customers. Outsourcers are rapidly becoming a preferred resource for those enterprises seeking to

Key Accomplishments

_ Cash flow positive in each quarter

_ Profitability achieved

_ Record revenues in each quarter

_ Major product line expansion

_ 6th patent awarded

_ Record earnings

Total revenues (in thousands)



$41,200
$30,400
$18,600
$3,200
$18
1998
1999
2000
2001
2002

reduce the expense of managing their own technology by transferring IT oversight outside their own corporate walls. In 2002 we deepened our sales relationship with CSC, one of the world's largest outsourcers. CSC, IBM Global Services, ACS and other outsourcers can help us not only extend our sales reach but also deepen our penetration into important vertical markets such as the U.S. Federal Government and financial services sectors.

International sales growth in 2002 lagged behind performance in the United States, consistent with traditional IT buying patterns. However, the Company was successful in adding to its Japanese market penetration with key sales to NEC and CTC. A key win in Europe was the adoption of our software by one of the world's largest mobile communications companies based in Scandinavia. We further expanded our European footprint with service provider sales in the United Kingdom and Belgium.

Product Performance Highlights The technical prowess of the Company from its inception has focused on automated service and support and endpoint management, whether it's a personal computer, handheld device, network server, consumer broadband connection or tomorrow's invention. Our patented technologies excel at managing these endpoints with forethought, helping to automatically resolve service and support problems both proactively and when they occur.

To address the growing number of computing endpoints at the office and at home, and to broaden our market appeal, SupportSoft significantly expanded its product line in 2002. We began the year with two software suites and exited 2002 with 12 new products added to our software family. These included new component solutions that provide a lower-cost point of entry for companies that want to address an immediate support problem today yet be assured that they can easily migrate to a comprehensive SupportSoft service or support automation suite later. We also added software capability for the support of mobile computing to meet emerging business demand for management of wireless connectivity and devices of various kinds.

Worthy of special mention is the Company's new Knowledge Center Suite™, which we believe will help redefine the category of knowledge management for service and support operations. Knowledge Center Suite goes well beyond traditional knowledge management by adding automation to provide the ability to easily capture and publish knowledge and turns it into highly personalized and automated solutions.

We also introduced two new component solutions in 2002 for the broadband service provider market: SmartAccess™ is designed to allow broadband service providers to automate the customer installation process and eliminate the high cost of a truck roll to a subscriber's home, and HomeNet is designed to automate the installation of either wired or wireless home networks. Along with the Company's Service Automation Suite™, SupportSoft now offers the only proven, fully integrated software solution for comprehensive service automation for high-speed data providers.

Apart from new products introduced in 2002, we also extended platform support for selected products to the Solaris, AIX and WebSphere operating environments. Lastly, the Company introduced its Satisfaction Suite™ late in the first quarter, designed to target line-of-business managers that wish to provide answers to basic service questions.

Looking Ahead to 2003 SupportSoft, like most software companies, will be tested in 2003 by a tough economy and restrained IT spending. However, we believe we are positioned to take advantage of a simple fact — as most companies continue to focus on business basics, software that can keep computers up and running and deliver measurable economic benefits in short order are likely to be in strong demand. Customers' results with our software like those shared in this report speak for themselves on this point. Our extensive family of products is designed to meet the service and support requirements associated with the growth of computing endpoints, forecasted growth in the service provider market, emerging wireless technologies and increasing enterprise reliance on outsourcers.

The words that best describe our 2002 achievements are reflected in the values we hold as a company: laser focus on our customers, a passion for excellence in execution, fearlessness in attacking the toughest challenges, product innovation for measurable results and, above all, a high level of integrity in everything we do. These characteristics not only describe the Company but most importantly our employees. They are the ones who made 2002 a breakthrough year for SupportSoft.

In closing, I want to thank all of our employees around the world for their tireless efforts in 2002 and their efforts to come. I also want to extend my appreciation to our customers, partners, and shareholders for their continued and loyal support.

Radha R. Basu,
Chief Executive Officer,
President and Chairman of the Board



Rather than a beep
Or a rude error message,
These words: "File not found."

Out of memory.
We wish to hold the whole sky,
But we never will.

Service and support automation for a connected world.

There's a new reality shaping service and support.

As people's reliance on technology continues to intensify, at work, at home and on the go, businesses face escalating demands to ensure that the technology is dependable no matter what the purpose. These demands are compounded by the ever-increasing proliferation and diversity of computing systems, devices and software applications — not to mention the mounting demand for Internet accessibility, whether it be wired, wireless or high speed.

Combine these trends with the constant pressure on companies to increase customer satisfaction and employee productivity, yet grow their service and support capabilities cost-efficiently to meet demand, and a troubling picture emerges.

Besides being expensive, time-consuming and labor-intensive, the traditional human-powered approaches to resolving service and support problems are difficult to scale to meet ever-growing enterprise and user requirements. So organizations are increasingly turning to automated approaches to realize new cost savings and increase user satisfaction in supporting employees or servicing customers' problems associated with technology use.

Forward-looking enterprises have come to realize that employee adoption of new technologies and related productivity and satisfaction will be far greater if service and support mechanisms are in place to avoid problems when new technology is introduced. Whether by solving problems before users experience them, assisting them in resolving problems themselves, or facilitating the answers when a service representative is contacted, service and support automation software is helping businesses reshape their support environments in new, more cost-efficient and effective ways.

Similarly, leading broadband service providers with millions of high-speed data subscribers recognize that service automation is critical to meeting rapidly growing demand for broadband services. Not only is service automation key to acquiring customers through ease of broadband provisioning, it is also essential to securing customer loyalty via ongoing support and to providing automated installation of value-added services such as home networking. Higher customer satisfaction often equates to lower customer churn — providing greater opportunity for add-on sales, not to mention reduction of the costs associated with subscriber acquisition and retention.

With SupportSoft, vision meets reality.

SupportSoft is helping create a new definition for a cost-efficient and effective way for organizations to resolve their service and support issues proactively. SupportSoft's web-based solutions

"SupportSoft's Service Automation Suite specifically addresses our business need to have one comprehensive and tightly integrated software approach to automated customer service, whether the customer's need is at time of installation or at any time throughout our relationship with them. We've learned that fast, personalized customer service is just as valuable to our subscribers as a fast network connection. SupportSoft gives us the flexibility to better serve our customers, even as it allows us to rapidly and efficiently scale to meet growing market demand for high-speed Internet access."

Kimberly Edmunds, Vice President of Customer Service, Cox Communications

> Bank of America

> BellSouth Telecommunications

> Cisco Systems
> Clorox

> Comcast

> General Electric
> Samsung SDS

> Sony Electronics

are designed to help businesses in a broad range of industries automate and personalize the service and support they provide to users — for various computing endpoints from which their customers, subscribers, employees or partners require access. Whether support automation is applied to the management of home networks, handheld devices, computers or software applications, SupportSoft's answer to today's growing technology challenges remains "problem solved."

Take Schlumberger Omnes, for example, one of the world's largest oil and gas exploration companies, which provides products, services and technical solutions to its customers. With over 7,000 engineers to support across 100 countries, many in some of the world's most remote and inaccessible locations, Schlumberger needed a global support solution to resolve problems in its IT infrastructure. It found that solution in SupportSoft's Resolution Suite™ software. As a result, the company's global engineering team now has access to an extensive diagnostic knowledge base as well as self-help tools, so they can keep mission-critical IT operations going with minimal interruptions. Just as importantly, Schlumberger was able to reduce the total cost of ownership (TCO) of its mobile computing assets by 20%.

Comcast, North America's largest broadband service provider with more than 3 million subscribers, has chosen an end-to-end solution from SupportSoft to streamline customer service at every phase of the subscriber lifecycle. With the help of SupportSoft's SmartAccess™ software, Comcast can automate its broadband installation process to reduce the high cost of truck-rolls to subscribers' homes. To ensure that its customers get the most from their broadband experience once connected, they use SupportSoft's Service Automation Suite™ for ongoing support. In the process, the company has seen measurable benefits in reduced deployment costs, increased revenues from new services and a substantial growth in their customer base.

Siebel Systems, a market leader in eBusiness applications software, has a goal to be the worldwide benchmark for internal IT support. Using SupportSoft's Resolution Suite™, Siebel has been able to better track its software and hardware inventory, initially identifying 250 hardware assets that were not being used and redistributing them to realize their full value. More than 50% of the company's employees are mobile, and Siebel knows from its own research that there is a 69% chance that someone will not be available to provide support on site when an employee needs it. So Siebel is meeting the needs of its employee population by using SupportSoft's automated self-service capability to ensure that its mobile workers remain on the move. The company estimates that without automated mobile device support, it could easily be forced to double the size of its customer care department.

"SupportSoft complements our existing support toolset and improves our ability to keep a greater number of employees' personal computers up and running automatically, while maintaining a high level of consumer satisfaction and reducing our overall costs. It also enables us to increase the hours of coverage and provides the toolset necessary to deliver support in a multilingual environment."

Greg Lange, Global Support Services Product Manager, Global Business Services, Procter & Gamble

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All shortcuts have disappeared.
Screen. Mind. Both are blank.

Having been erased,
The document you're seeking
Must now be retyped.

From the enterprise to the home — and everything in between.

Multiple markets with one goal: problem solved.

SupportSoft markets and sells its products throughout the world. Our service and support automation software is available in ten different languages for select products. You will find customers using our software to support Chinese-speaking professionals in Taipei and their Japanese-speaking counterparts in Tokyo. Similarly, business users in Helsinki and broadband subscribers in The Hague also use our software. Because the Company began with international expansion in mind, it is better equipped today to help multinational organizations conduct business in a globally consistent manner, as well as to introduce local business nationalities to the benefits of support automation in their native languages.

No matter the location on the globe, SupportSoft's customers fall into four principal categories: corporate enterprises, broadband service providers, outsourcers and software or hardware manufacturers, all of which utilize SupportSoft solutions in a variety of different ways but to similar advantage.

Corporate enterprise customers typically use SupportSoft solutions to automate and personalize the support they provide to employees and business partners. SupportSoft's Resolution Suite™ and selected component software products allow IT organizations to preempt technical problems before they occur — by using "mass healing" functionality to install a bug patch across thousands of desktops to avoid costly computer crashes, for example, or by discovering software assets and assessing their usage to prevent application conflicts and maximize the value of software licenses. And when problems actually do occur, SupportSoft's software can provide the ability for employees to answer their own questions quickly and personally using SupportSoft's Knowledge Center Suite™ software.

Broadband service providers provide support for subscribers via cable or digital subscriber line (DSL) technologies. Six of the top seven North American broadband service providers rely on SupportSoft's software to provide ongoing service and support automation throughout the subscriber's lifecycle. SupportSoft also works with major high-speed data providers outside North America, where the rate of broadband adoption is even greater.

Outsourcers license SupportSoft software to enhance the quality of the services they deliver to their customers, while helping attain an acceptable profit through better cost controls in automating the support they provide. More and more corporations are transferring management of portions of their IT infrastructure to outsourcers in order to reduce fixed expense and help assure access to the latest technology. SupportSoft works with most major outsourcers, including recognized industry leaders such as IBM Global Services, CSC, CompuCom and Perot Systems.

Software and hardware manufacturers such as Siebel Systems and Sony have licensed our software to embed in their software or hardware products, respectively, in order to help ensure that their customers have a satisfactory experience with their products. In a similar fashion, IBM Global Services has incorporated our software into a product they have branded as the Virtual Help Desk. IBM makes this solution available to their customers as either a product or an outsourced service offering.

Helping all of SupportSoft's customers successfully deploy our software is our Global Services Team, composed of a highly skilled technical staff that benefits from industry service and support automation best practices developed through numerous customer engagements. The team's expertise is instrumental not only in architecting the ideal software implementation for customers, but in ensuring education and ongoing customer care.

SupportSoft keeps technology – and people – working.

Today, with information technology being the lifeblood of business and the enabler of new solutions inside the home, companies have come to depend upon technology more than ever to keep employees productive, customers satisfied and revenues flowing. So when this technology fails to work properly, not only is corporate and personal productivity hampered, but businesses also run the risk of reduced revenue and profits through loss of customers or costly

> ADP Dealer Services
> BT (British Telecom)
> Cox Communications
> IBM
> J.C. Penney
> Procter & Gamble
> Schlumberger

redeployment of resources toward fixing internal problems. For companies that understand the value of keeping technology up and running, making service and support a forethought is not a question of "if" but "when."

In a May 2002 study, the leading IT research firm Gartner indicates that by the year 2004, there is an 80% likelihood that three-quarters of all software support incidents will be resolved using support automation software. SupportSoft provides companies with the power to maximize this opportunity by helping minimize the risk of managing the growing service and support needs of their customers, partners or employees.

SupportSoft offers a wide range of service and support automation software choices to assist companies and users to get the most from technology. Broadly stated, the choices include the ability to better resolve problems before a user calls and even when they call. For example, our software provides for proactive problem resolution that we term "mass healing" when multiple users are impacted or "self-healing" when our software preempts a problem for an individual user. In either case, possible problems are resolved without user intervention.

For those who wish to solve their own problems without the need for a phone call, SupportSoft gives companies the ability to create a self-service option for users to access answers based on a set of personalized characteristics that are automatically gathered by our patented software agent. The result is faster, more precise answers for users who wish to take a self-service approach.

And when a user does elect to call a support representative to help them solve a problem, our software can make the experience shorter and more efficient for both the caller and the service professional by automatically providing the representative with permission-based, individual profiles of the caller and their specific problems as well as what attempts have already been made to resolve them. This allows the service professional to more quickly diagnose the issue and provide a satisfactory answer.

Irrespective of the support automation choice, the benefit to the business is simple yet profound: the transformation of service and support into a competitive business advantage through forethought. As customers using a SupportSoft solution will attest, the result can be a higher return on assets, reduced operational expense and an overall improvement in employee productivity and customer satisfaction.

The Service and Support Spectrum

Collectively, SupportSoft's solutions address the entire service and support spectrum from system mass healing to self-healing and from user self-service to intelligent assisted service — personally, automatically, economically — and in a manner that can scale to meet the needs of millions of users.


Problem Occurs
User Calls
Mass Healing
Self-Healing
Self-Service
Assisted Service
solve problems before they occur
solve problems when they occur
solve problems before a user calls
solve problems when a user calls
Forethought
Afterthought
proactive, efficient, automated service and support in seconds
intelligent, automated, personalized service and support in real-time

First snow, then silence
This thousand-dollar screen dies
so beautifully.

A company driven by innovation, and committed to customers.

Designed using a common software architecture known as the Problem Resolution Platform™ that is based on a set of technologies that have been awarded six patents and for which three patents are pending, SupportSoft's product family offers five software suites that provide for comprehensive service and support automation solutions. In addition, several entry-level priced component software offerings are available that address specific "pain points" and have the ability to integrate easily with other SupportSoft products.

Suite Solutions

Resolution Suite™ An automated, highly scalable and cost-efficient solution, the suite is ideal for companies that wish to support employees and partners across a broad range of enterprise technologies.

Service Automation Suite™ Engineered to meet the unique requirements of broadband service providers, this fully integrated, end-to-end solution specifically addresses the need to provide ongoing, high-quality customer service.

Knowledge Center Suite™ A solution that reinvents knowledge management specifically for service and support environments through the addition of automation. It is designed to enable both end-users and support analysts to have fast access to a service and support knowledgebase to retrieve or create personalized, automated resolutions to problems.

Satisfaction Suite™ Created to address basic "how to" or "how do" questions, it is designed to provide users with fast, accurate and personalized answers via an online self-help environment or through seamless escalation to assisted service.

Mobile Device Management Suite™ To meet the rising interest in mobile computing and wireless technologies, this suite enables service providers, manufacturers of mobile devices of many kinds, and enterprises to provide automated support where and when the user is on the move.

Component Solutions

SupportSoft Auto Discovery and Metering™ Designed to help enterprises better manage their assets for cost savings, this solution can remotely and automatically gather details about a company's desktop computing environment. Companies can then determine if their software usage is in conformance with the applicable license being used, and if computing hardware is over-deployed or not in use.

SupportSoft Auto Release and Resolve™ Application and operating system software frequently require updates due to new software releases and/or bug fixes. This solution is designed to facilitate this process and helps reduce IT management costs through targeted and automated distribution of software patches and updates to a few — or a few thousand — users at one time.

SupportSoft Remote Assistant™ This solution enables support analysts to remotely take control of a user's Microsoft Windows computing system to speed problem resolution. By remotely managing the user's device, a support analyst can directly diagnose the user's problem and implement the resolution.

SupportSoft Mobile Device Assistant™ A self-service solution for Microsoft Windows laptop personal computers, as well as handheld devices running the Palm, RIM and Pocket PC operating systems, it is designed to allow users to answer problems associated with device use via an embedded knowledgebase or even "heal" certain problems automatically.

SupportSoft Request, Resolve and Notify™ This solution is designed to enable employees to quickly create, submit and check the status of service requests and problems, which can range from technology to facilities to human resource queries.

SupportSoft SmartAccess™ Specifically designed for broadband service providers, this solution allows them to automatically determine if a subscriber's computing system qualifies for a broadband connection and, if so, enables self-installation of high-speed Internet access software.

SupportSoft HomeNet™ Also designed specifically for broadband service providers, HomeNet offers a wide range of capabilities to streamline the entire home networking process for broadband subscribers, from installation to ongoing support.

Representative SupportSoft Customers

Accenture, ADP Dealer Services, Affiliated Computer Services (ACS), Automated Systems, Ltd., Bank of America, Bear Stearns, Belgacom SA, BellSouth Telecommunications, The Boeing Company, BT (British Telecom), Charter Communications, Chase Manhattan Bank, Chello Broadband N.V., Cisco Systems, Clorox, Comcast Corporation, Compaq Computer KK, CompuCom, CSC (Computer Sciences Corporation), Computer Union, Cox Communications, CSI, CTC, Delta Air Lines, Dimension Data, EGL (Eagle Global Logistics), ePeople, Fujitsu Australia, Fujitsu Siemens Computers, GE Capital Information Technology Solutions, General Electric, Health Care Services Corporation, IBM Global Services, IBM PCD, IEI Tech China, IP GlobalCare, Itochu Techno-Science, J.C. Penney, J.P. Morgan Chase & Co., Kulicke & Soffa, Lockheed Martin, McKesson HBOC, MJM Technologies, NCR, NCS, NEC Corporation, Net Servicos de Comunicacao S/A, Netscape, Perot Systems, The Procter & Gamble Company, Road Runner/AOL Time Warner, Samsung Electronics, Samsung SDS, SBC Communications, Schlumberger Omnes, Siebel Systems, Sony Electronics, Sprint Corporation, Sysage, Telewest Communications, Trans Cosmos, Xerox Connect

Corporate Information

Corporate Headquarters
575 Broadway
Redwood City, California 94063
650.556.9440
http://www.supportsoft.com

Transfer Agent
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
303.262.0600
http://www.computershare.com

The transfer agent maintains stockholder records for SupportSoft. Please contact them directly for change of address, transfers of stock and replacement of lost certificates.

Corporate Counsel
Pillsbury Winthrop LLP, Palo Alto, California

Independent Accountants
Ernst & Young LLP, Palo Alto, California

Investor Relations
SupportSoft welcomes inquiries from its stockholders and other investors. To obtain a copy of the Company's Annual Report, Form 10-K, and quarterly financial results, without charge, please visit our web site or write to:

Investor Relations
SupportSoft, Inc.
575 Broadway
Redwood City, California 94063
ir@supportsoft.com

Annual Meeting
The Annual Meeting of Stockholders will be held at 4:00 p.m. Pacific Standard Time on May 27, 2003, at the Company's headquarters in Redwood City, California.

Stock Information
The Company's common stock trades on the Nasdaq Stock Market under the symbol "SPRT."

The statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "will" and similar expressions help to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future such as: the expected proliferation of endpoints, including wireless technology, the forecasted growth in the service provider market, the expected increase in reliance by companies on outsourcers, and the anticipated number of support incidents to be resolved by support automation, the anticipated benefits and necessity of support automation generally and the perceived and expected benefits of the Company's service and support automation software, in particular, including reducing support call volume and duration, desk side visits and operating expenses, the rapid return of investment, and ability to improve productivity and create customer satisfaction, the expected ability of the Company's software to operate on the growing number of endpoints, the success and expected impact of new products including but not limited to the Knowledge Center Suite, the Company's ability to address new markets and create customer satisfaction, the announced customers' continued usage of the Company's solution, and the expectations as to benefits we may derive from the Company's strategic alliances or customer relationships. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, the Company's ability to execute its business plan and grow its business, the impact of competitive products and pricing, the potential loss of good will or name recognition by current and potential customers, third party intellectual infringement claims, the Company's dependence on a small number of relatively large orders, the Company's ability to attract and retain customers for existing and new services and to achieve adoption and acceptance of the Company's products and services, the Company's ability to recruit and retain key employees, the ability of the Company's products to achieve market penetration, the strength of competitive offerings, the Company's ability to control expenses and meet other financial targets, the success of the Company's strategic relationships, the impact of international conflict and continued economic downturns in either domestic or foreign markets and resulting changes in the amount of technology spending by customers and prospects, and the rapid pace of technology change. Additional factors which could cause actual results to differ materially include those set forth in the SupportSoft Annual Report on Form 10-K filed with the SEC on March 27, 2003, in particular, the risks discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Other Factors Affecting our Business and Operating Results." These forward-looking statements speak only as of the date hereof. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements.

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SupportSoft, Inc.
575 Broadway,
Redwood City, California 94063
www.supportsoft.com


SupportSoft